FILED PURSUANT TO RULE 424(B)(3)

File Number 333-150383

SUNGARD DATA SYSTEMS INC.

SUPPLEMENT NO. 2 TO

MARKET-MAKING PROSPECTUS DATED MAY 13, 2008

THE DATE OF THIS SUPPLEMENT IS AUGUST 6, 2008

ON AUGUST 6, 2008, SUNGARD DATA SYSTEMS INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED AUGUST 6, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): July 31, 2008

SUNGARD®DATA SYSTEMS INC.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	1-12989	51-0267091
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

680 EAST SWEDESFORD ROAD, WAYNE, PENNSYLVANIA	19087
(Address of Principal Executive Offices)	(Zip Code)

REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE: 484-582-2000

Not Applicable

(Former Name and Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Put Option and Share Purchase Agreement

SunGard Data Systems Inc. (the “Company”) entered into a put option dated as of July 31, 2008 (the “Put Option”), with Euronext Paris SA, Gagnieres SC, Mr. Louis-Christophe Laurent, Mr. Pierre Gatignol, and Mr. Frédéric Morin (together referred to as the “Sellers”). Pursuant to the terms of the Put Option, the Sellers shall have the right to exercise until October 31, 2008, which deadline may be extended to November 30, 2008 under certain conditions (the “Option Period”), an option to sell to the Company the direct and indirect shareholding (the “Block”) they hold in GL Trade SA, a company organized under the laws of France (“GL Trade”). GL Trade’s shares are admitted to trade on the Eurolist of Euronext Paris S.A. The Block shall consist of 900,032 GL Trade shares, and 100% of the share capital of Financière Montmartre, a French limited liability company holding 5,299,998 GL Trade shares, representing together a direct and indirect interest of 64.52% in the issued share capital of GL Trade. The Sellers have agreed that they will grant exclusivity to the Company until 30 calendar days after the end of the Option Period. During the Option Period, the Sellers shall cause GL Trade to inform and consult its workers’ council. If, during the Option Period, the Sellers are in breach of their obligations under the Put Option or decide not to exercise the Put Option, the Sellers will, under certain conditions, pay to the Company a lump sum indemnity of €12 million to cover the costs and expenses incurred by it in respect of the transaction.

Upon exercise of the Put Option by the Sellers, the Sellers and the Company will enter into the share purchase agreement (the “SPA”) attached in agreed form to the Put Option, containing the terms and conditions upon which the Company will acquire the Block (the “Transaction”).

The purchase price for the Block shall be based on a price of €41.70 per GL Trade share. The purchase price shall be paid in cash on the date of completion of the Transaction, and there will be a post-completion adjustment to take account of any variation in the net assets position of Financière Montmartre.

Completion of the Transaction will be subject to antitrust clearance in Germany, and will take place within five business days from the date on which such clearance is obtained, or, at the election of the Company, on September 25, 2008 if such date is later. The Company has undertaken to diligently conduct the antitrust filing and to accept any undertakings that would be required by the German antitrust authorities, subject to certain conditions and provided that the loss of per annum EBITDA resulting from such undertakings does not exceed €10 million for the Company and GL Trade as a whole.

The Company benefits from representations and warranties from the Sellers, including specific indemnities in respect of existing litigations in which GL Trade is engaged. The indemnification clause under the SPA is subject to certain limitations and provides that any payments from the Sellers shall be capped at 15% of the purchase price received by them, save for liabilities incurred further to certain litigations of GL Trade in respect of which the cap has been set at $22 million, corresponding to a maximum loss of $39.5 million.

The Company has undertaken that it will cause GL Trade to refinance its existing indebtedness to the extent that such refinancing is imposed by the lenders. In particular, any amount outstanding under the €10 million revolving loan granted by Euronext Paris SA to GL Trade will be reimbursed at the latest within three business days from completion of the Transaction.

The Seller and the Company have the right to terminate the SPA if the closing has not taken place on the earlier of February 28, 2009 and the date which is four months after the date of the SPA (unless the terminating party is in breach of certain of its obligations under the SPA).

On completion of the Transaction, the composition of the board of directors of GL Trade and the relevant corporate bodies of its subsidiaries will be amended so as to comprise a majority of representatives of the Company. In particular, all Sellers but Mr. Pierre Gatignol will resign from their mandates.

The Sellers will be bound by non-compete and non-solicitation obligations with a duration of two years.

Shortly after completion of the purchase of the Block, the Company will file with the Autorité des Marchés Financiers (the French financial market regulator), a tender offer (the “Offer”) to purchase each outstanding share of GL Trade at the same price as the purchase of the Block, other than any shares owned by the Company. Such offer will then be launched and, after closing of such offer and in the event that the Company owns directly or indirectly at least 95% of the share capital and voting rights of GL Trade, there will be a de-listing of the GL Trade shares and a mandatory squeeze out (retrait obligatoire) will be implemented upon request of the Company, resulting in the Company holding 100% of the outstanding shares of GL Trade.

The foregoing descriptions of the Put Option and SPA do not purport to be complete and are qualified in their entirety by reference to the Put Option, which is filed as Exhibit 2.1 hereto and incorporated by reference herein, and the form of SPA, which is attached as an appendix to the Put Option and incorporated by reference herein.

Bridge Commitment Letter

In connection with the Transaction, the Company entered into a bridge commitment letter, dated as of July 31, 2008 (the “Bridge Commitment Letter”), with Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank and KKR Capital Markets (collectively, the “Commitment Parties”), pursuant to which the Commitment Parties committed to provide the Company with a senior unsecured credit facility (the “Bridge Facility”) in an aggregate principal amount of $700 million. To the extent the Company does not obtain alternative financing to fund the Transaction and the Offer, the Bridge Facility will be funded to finance the purchase of the Block and any shares tendered in the Offer. The commitments under the Bridge Commitment Letter will terminate upon the earliest of (x) February 28, 2009, (y) the date that is four months after execution of the SPA, and (z) the date of the termination of the SPA in accordance with the terms thereof that does not arise out of any action or inaction by any Commitment Party.

The financing under the Bridge Commitment Letter is subject to customary conditions precedent, including the purchase of the Block being consummated prior to, or simultaneously with, the funding of the Bridge Facility.

The Company’s obligations under the Bridge Facility will be guaranteed by all of the Company’s subsidiaries that guarantee the Company’s 9 1/8% senior unsecured notes due 2013 (the “2013 notes”).

The foregoing description of the Bridge Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Bridge Commitment Letter, which is filed as Exhibit 10.1 and incorporated by reference herein.

In connection with entering into the Bridge Commitment Letter, the Company has also agreed that subject to the satisfaction of specified conditions, upon request, it will incur senior unsecured debt, on or prior to its purchase of the Block, the proceeds of which are intended to provide up to $700 million of the funds necessary to consummate the purchase of the Block and fund the Offer on or prior to the Company’s purchase of the Block, or, if the Bridge Facility is funded, to refinance all or part of the Bridge Facility. Any such debt is expected to have terms and conditions and covenants substantially consistent with those relating to the 2013 notes. If the Company incurs any such debt prior to its purchase of the Block, we expect the gross proceeds in excess of $250 million to be placed into an escrow account and, if no shares of GL Trade are purchased by the Company by February 28, 2009, the Company currently expects that it will redeem a portion of the debt at par with the escrowed funds, plus accrued interest.

Senior Commitment Letter

The Company also entered into a senior commitment letter, dated as of July 31, 2008 (the “Senior Commitment Letter”), with Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank and KKR Capital Markets (collectively, the “Senior Commitment Parties”), pursuant to which the Senior Commitment Parties committed to provide the Company with a $300 million incremental senior secured term facility under the Company’s existing credit agreement, dated as of August 11, 2005, as amended (the “Credit Agreement”). The Company may use the proceeds from the incremental senior secured term facility for general corporate purposes, including the refinancing of the Company’s existing 3.750% senior secured notes due January 15, 2009. In the event that the borrowing under the incremental senior secured term facility does not occur on or before November 15, 2008, the commitments under the Senior Commitment Letter will terminate.

The Company’s obligations under the incremental senior secured term facility will be secured equally and ratably with obligations under the Credit Agreement. All of the Company’s guarantors under the Credit Agreement will guarantee the Company’s obligations under the incremental senior secured term facility. The Company will be required to comply with customary affirmative and negative covenants.

The foregoing description of the Senior Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Senior Commitment Letter, which is filed as Exhibit 10.2 and incorporated by reference herein.

Receivable Facility—Amendment Agreement

The lenders under the Company’s insured receivables credit agreement, dated as of August 11, 2005, as amended (the “Receivables Facility”), are beneficiaries of a financial guaranty insurance policy issued by Financial Guaranty Insurance Company (“FGIC”). The provisions of the policy permit the lenders to terminate the policy at any time if FGIC has a long term debt rating from either S&P or Moody’s that is below BBB+ or Baa1. FGIC’s ratings are currently below such thresholds. If the lenders were to elect to terminate the policy in circumstances where the Company was unable to provide a replacement policy acceptable to the lenders, the loans under the Receivables Facility would amortize from receivables collections until paid in full and the Receivables Facility would terminate.

On July 31, 2008, SunGard Funding LLC and SunGard Financing LLC entered into an agreement and amendment (the “Amendment Agreement”) with FGIC, JPMorgan Chase Bank, N.A., Citicorp North America, Inc. and Deutsche Bank AG. In the Amendment Agreement, the lenders have agreed not to exercise their option to cancel the FGIC policy for a standstill period that will end 14 days after the lenders have received a satisfactory audit of the Company’s receivables but in no event earlier than September 29, 2008 or later than October 29, 2008. After the end of the standstill period the lenders will again have the option to cancel the FGIC policy at any time if, at such time, FGIC has a long term debt rating from either S&P or Moody’s that is below BBB+ or Baa1, respectively. On October 29, 2008, the aggregate limit on the amount of the Receivables Facility will step down from a maximum of $450 million to a maximum amount determined by the lenders to be consistent with an implied rating for their loans under the Receivables Facility of A by S&P and A2 by Moody’s. The Receivables Facility was structured originally to an implied BBB/Baa2 level (without giving effect to the FGIC insurance policy). In order to achieve the higher implied rating the Company expects that the overall advance rate will be reduced and that billed in advance receivables (i.e., receivables billed before the services are performed) will become ineligible. If the lenders are unable to agree among themselves on what that maximum facility amount should be, then the aggregate limit on the amount of the Receivables Facility will step down to $200 million.

The foregoing description of the Amendment Agreement does not purport to be complete and is qualified in its entirety by reference to the Amendment Agreement, which is filed as Exhibit 10.3 and incorporated by reference herein.

Item 8.01.	Other Events.

On August 1, 2008, the Company issued a press release announcing the execution of the Put Option, which is filed as Exhibit 99.1 hereto.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

2.1	Put Option dated as of July 31, 2008, between SunGard Data Systems Inc. and Euronext Paris SA, Gagnieres SC, Mr. Louis-Christophe Laurent, Mr. Pierre Gatignol, and Mr. Frédéric Morin, with the agreed form Share Purchase Agreement attached hereto as an Exhibit.

10.1	Bridge commitment letter, dated as of July 31, 2008, among SunGard Data Systems Inc., Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank and KKR Capital Markets.

10.2	Senior commitment letter, dated as of July 31, 2008, among SunGard Data Systems Inc., Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank and KKR Capital Markets.

10.3	Agreement and Amendment, dated as of July 31, 2008, among SunGard Funding LLC, SunGard Financing LLC, Financial Guaranty Insurance Company, JPMorgan Chase Bank, N.A., Citicorp North America, Inc. and Deutsche Bank AG.

99.1	Press Release, dated August 1, 2008, of SunGard Data Systems Inc., announcing the Put Option and the contemplated Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNGARD DATA SYSTEMS INC.

Date: August 6, 2008	By:	/s/ Michael J. Ruane
Michael J. Ruane
Senior Vice President-Finance and
Chief Financial Officer

EXHIBIT INDEX

The following is a list of Exhibits furnished with this report.

Exhibit No.	Description
2.1	Put Option dated as of July 31, 2008, between SunGard Data Systems Inc. and Euronext Paris SA, Gagnieres SC, Mr. Louis-Christophe Laurent, Mr. Pierre Gatignol, and Mr. Frédéric Morin, with the agreed form Share Purchase Agreement attached hereto as an Exhibit.

10.1	Bridge commitment letter, dated as of July 31, 2008, among SunGard Data Systems Inc., Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank and KKR Capital Markets.

10.2	Senior commitment letter, dated as of July 31, 2008, among SunGard Data Systems Inc., Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank and KKR Capital Markets.

10.3	Agreement and Amendment, dated as of July 31, 2008, among SunGard Funding LLC, SunGard Financing LLC, Financial Guaranty Insurance Company, JPMorgan Chase Bank, N.A., Citicorp North America, Inc. and Deutsche Bank AG.

99.1	Press Release, dated August 1, 2008, of SunGard Data Systems Inc., announcing the Put Option and the contemplated Transaction.

Exhibit 2.1

SunGard Data Systems Inc.

680 East Swedesford Road

Wayne, PA 19087 USA

July 31, 2008

To:

Euronext Paris S.A.

39, rue Cambon

75039 Paris Cedex 01

France

Gagnières

Parc de la Cour Senlisse

78720 Senlisse

France

Mr. Louis Christophe Laurent

Mr. Pierre Gatignol

Mr. Frédéric Morin

Re: Put Option

Dear Sirs,

We, SunGard Data Systems Inc. (“SunGard”), hereby confirm our irrevocable and binding commitment (the “Put Option”) to purchase or to cause a company controlled by us (the “Purchaser”) to purchase 100% of the share capital and voting rights of Financière Montmartre S.A (“FM”) and the 900,032 shares of GL Trade S.A. (the “Company”) held by Euronext Paris, Gagnières and Messrs. Pierre Gatignol, Louis-Christophe Laurent and Frédéric Morin or any of their transferees and successors (the “Sellers”), in accordance with the agreement named “Share Purchase Agreement” in the form attached as Appendix A (this agreement together with its exhibits, the “SPA”) at the price conditions and under the sole condition precedents and all other terms and conditions provided for therein (the “Transaction”).

It is acknowledged that the SPA may be amended solely to reflect the actual Sellers at the date of execution of such agreement and actual proportionate obligations of such transferee and/or successor Sellers, provided that the initial Sellers shall (a) remain (i) sellers under the SPA and (ii) jointly and severally liable for the performance by their respective transferees and/or successors of any and all obligations (including with respect to the representations and warranties and indemnification obligations) under the SPA transferred to them, and (b) act as representatives of their respective transferees and/or successors for the purpose of the SPA. Capitalized terms used in this letter and not defined therein shall have the meaning ascribed to them in the SPA.

The Put Option is valid from the date hereof until October 31, 2008 (or (i) such other date after October 31, 2008 as we may notify you in writing at our sole discretion if the Workers Committee Consultation (as defined below) is not completed by such date, provided that such extension shall not go beyond November 30, 2008 or (ii) November 30, 2008 in the event the workers committee of the Company has requested the appointment of an expert to the extent that the expert has not provided its report by October 15, 2008) (the “Option Period”), unless terminated by the Purchaser prior to that date in accordance with Article 4 below.

The Put Option can be exercised at any time within the Option Period once the information and consultation process before the workers’ committee of the Company pursuant to Article L. 2323-19 of the French Labor code in connection with the proposed Transaction (the “Workers Committee Consultation”) has been completed, by means of a registered letter with acknowledgement of receipt or by any other means evidencing the delivery of a written notification sent by the Sellers (the “Exercise Notice”).

We undertake to execute the SPA at a place to be agreed among us within three (3) Business Days from the receipt of the Exercise Notice or at such other date as shall be agreed by the Purchaser and the Sellers in writing.

1. Exclusivity

You undertake, as from the date hereof until the date which is thirty (30) calendar days after the end of the expiry of the Option Period:

(a)	not to, directly or indirectly, encourage, solicit, initiate or continue any discussion or negotiation relating to the transfer of any interest in FM or the Company or its Subsidiaries or assets, to any person or entity other than us;

(b)	to cease to supply through an electronic data room or otherwise, and not to supply any information or afford access to the business, properties, assets, books or records of FM and the Company or its Subsidiaries or assets to any person or entity other than us in relation to any transaction similar to, or with the same purpose as, the Transaction;

(c)	to instruct your advisers, agents and representatives to comply with the undertakings provided for under paragraphs (a) through (b) above.

In addition, you undertake to request in writing, as promptly as practically possible after the date hereof, any potential bidders which had access to the electronic data room organized by the Sellers and the Company in 2008 in relation to the sale process relating to FM and the Company or its Subsidiaries or assets to promptly deliver or cause to be delivered to the Company all such documents or other materials and/or to destroy (with such

2

delivery and destruction to be certified in writing to the Company or to the Sellers) all such documents or other materials prepared by them or by any of their representatives during the course of said sale process, in both cases to the extent of and in accordance with the terms and conditions of the confidentiality agreements entered into with said bidders.

2. Confidentiality

This Letter is subject to the terms and conditions of the Confidentiality Agreement entered into among FM, GL Trade, the Sellers and SunGard, dated April 21, 2008.

3. Other Commitments

We hereby request you to instruct the management team of the Company to initiate and conduct diligently the Workers Committee Consultation. You shall cause the Company to use its reasonable efforts to carry out the Workers Committee Consultation after the date hereof and you shall keep us informed in a timely manner of the progress thereof. We undertake to use our reasonable efforts to diligently cooperate with the Company in connection with the Workers Committee Consultation if you so request.

You shall and shall procure that the Company shall present to the workers committee of the Company the consequences of the proposed Transaction on the Company Group’s headcount in a manner consistent with the presentation that we shall provide to you in due time to enable you to review and comment on the same before presentation to the workers committee of the Company which shall take place within twenty-five (25) Business Days of the date hereof.

We will prepare the notification required for the obtaining of the Antitrust Clearance so that the official notification to the Antitrust Authority may be filed as quickly as possible after the date hereof and in any case no later than fifteen (15) Business Days from the date hereof (provided that the Sellers will have provided, or caused GL Trade and its advisors to provide, to the Purchaser and its advisors all required information regarding GL Trade without undue delay). We mutually agree that the rights and obligations provided under Section 5.1 of the SPA shall be binding on us as from the execution of this letter in connection with said notification.

We mutually agree that the rights and obligations provided under Section 5.3 of the SPA shall be binding on you as from the execution of this letter.

We understand that, following completion of the Workers Committee Consultation, a final decision will be made by you regarding the Transaction. We hereby acknowledge that, until the execution of the SPA, you will not be bound by any obligation of any nature whatsoever in connection with the Transaction, other than for its compliance with the exclusivity undertaking and your other commitments provided for hereunder, and you hereby acknowledge that, until the exercise of the Put Option, we will not be bound by any obligation of any nature whatsoever in connection with the Transaction, other than for our compliance with the terms of this letter and our commitments provided for hereunder.

All announcements made in connection with this letter or the Transaction shall be subject to a prior written agreement among us.

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4. Termination

Notwithstanding anything to the contrary in this letter, the Put Option may be terminated at any time prior to the end of the Option Period by us at our sole discretion, in the event that (i) the first meeting of the worker’s committee of the Company has not been held within twenty-five (25) Business Days from the date hereof, or (ii) a law or regulation is issued, adopted or having otherwise become effective after the date hereof that makes it illegal or enjoins or prevents in any material respect the entering into the SPA (with no possibility to remedy or otherwise cure such illegality, injunction or prevention), or (iii) a proceeding by any governmental body, courts or arbitration proceeding is commenced or threatened in writing after the date hereof that seeks to make it illegal, to enjoin or to prevent in any material respect the entering into the SPA (with no possibility to remedy or otherwise cure such illegality, injunction or prevention), or (iv) there is a material breach of any of the covenants and obligations set forth in this letter on the part of the Sellers that (if curable) is not cured within twenty (20) Business Days after notice thereof.

If this letter is terminated and the Transaction is abandoned as described in the above paragraph, this letter shall become null and void and of no further force and effect, and there shall be no further obligation on the part of either Party, except that Articles 5 and 6 shall survive any such termination. Nothing in this Article 4 shall be deemed to release any Party from any liability for any breach by such Party of the terms and provisions of this letter prior to the time of termination. In particular, our right to terminate the Put Option in accordance with sub-paragraphs (i) and (ii) above is without prejudice to the provisions of Article 5 below.

5. Repayment of Fees

If (i) the Workers Committee Consultation has been completed before the expiration of the Option Period and you do not exercise the Put Option (ii) we have terminated the Put Option in accordance with Article 4(i) above or (iii) we have terminated the Put Option in accordance with Article 4(iv) above as a result of (x) a breach by you of the exclusivity undertaking set forth herein or (y) a wilful breach by you of your obligation to cause the management team of the Company to conduct diligently the Workers Committee Consultation, you agree to promptly pay to us a lump sum indemnity equal to twelve (12) million euros to indemnify us for the costs and expenses incurred by us in connection with the Transaction.

6. Governing Law

This letter shall be governed by, and construed in accordance with, the laws of France. Any disagreement or dispute arising in connection herewith shall be submitted to the Tribunal de Commerce de Paris.

We look forward to working together in the coming weeks towards the signing and Closing of this transaction.

By countersigning this letter, you agree to the exclusivity undertaking and your other commitments provided for herein

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Sincerely,

SunGard Data Systems Inc.

		By	/s/ Cristóbal Conde
		Name:	Cristóbal Conde
		Title:	Chief Executive Officer

Euronext Paris		Pierre Gatignol

Accepted and agreed: Date: 31st July 2008 Time:		Accepted and agreed: Date: 31st July 2008 Time:

By:	/s/ Jean-Francois Théodore	/s/ Pierre Gatignol
Name:	Jean-Francois Théodore
Title:

Louis-Christophe Laurent		Frédéric Morin

Accepted and agreed: Date: 31st July 2008 Time:		Accepted and agreed: Date: 31st July 2008 Time:

/s/ Louis-Christophe Laurent		/s/ Frédéric Morin

Gagnières

Accepted and agreed: Date: 31st July 2008 Time:

By:	/s/ Louis-Christophe Laurent
Name:	Louis-Christophe Laurent
Title:

5

Appendix A - SPA

SHARE PURCHASE AGREEMENT

by and among

EURONEXT PARIS,

[Pierre GATIGNOL]1,

[Louis-Christophe LAURENT],

GAGNIERES,

[Frédéric MORIN],

and

SUNGARD DATA SYSTEMS INC.

dated as of [●], 2008

[1]	To be confirmed / adapted with name of actual owner of the Shares on signing date.

i

SHARE PURCHASE AGREEMENT

This share purchase agreement (the “Agreement”) is hereby made by and among:

•

EURONEXT PARIS, a société anonyme organized under the laws of France, having its registered office located at Place de la Bourse, 75002 Paris, France, and registered with the registry of commerce and companies under No. RCS Paris 343 406 732 (“Euronext Paris”), on the one hand,

•	[Monsieur Pierre GATIGNOL, a French citizen, married under the French séparation de biens regime, residing at,

on the second hand,

•	Monsieur Louis-Christophe LAURENT, a French citizen, married under the French séparation de biens regime, residing at,

•

GAGNIERES, a société civile organized under the laws of France, having its registered office located at Parc de la Cour Senlisse 78720 Senlisse, France, and registered with the registry of commerce and companies under No. RCS Versailles 442 963 302 (“Gagnières”),

(Mr. Louis-Christophe Laurent and Gagnières are hereinafter collectively referred to as the “Laurent Group”, and each individually, as a “Member of the Laurent Group”),

Mr. Louis-Christophe Laurent shall act jointly and severally (“à titre solidaire”) with Gagnières for all purposes of this Agreement.

on the third hand,

•	Monsieur Frédéric MORIN, a French citizen, unmarried, residing at][2],

on the fourth hand,

(Euronext Paris, Gagnières and Messrs. Pierre Gatignol, Louis-Christophe Laurent and Frédéric Morin are hereinafter collectively referred to as the “Sellers”, and each individually, as a “Seller”),

[2]	To be adapted as soon as possible with name of actual owner of the Shares on signing date.

Except as specifically provided herein with respect to members of the Laurent Group, each Seller shall act for its/his own account and not jointly and severally with one another (“à titre non solidaire”) for all purposes of this Agreement.

AND

•

SUNGARD DATA SYSTEMS INC., a company organized under the laws of the State of Delaware having its registered office located at 680 East Swedesford Road, Wayne PA 19087 – United States of America, or any of its Affiliates that it would substitute for itself in accordance with Section 10.2 of this Agreement (the “Purchaser”), on the fifth hand,

(Sellers and Purchaser are hereinafter collectively referred to as the “Parties” and, each individually, as a “Party”).

AND

•

Financière Montmartre, a société anonyme organized under the laws of France having its registered office located at 42, rue Notre Dame des Victoires, 75002 Paris and registered with the registry of commerce and companies under No. RCS Paris 419 699 475 (“FM”), on the sixth hand, which is a party hereto for the sole purposes of Sections 2.6(b)(ii), 2.6(d) and 5.10 of this Agreement.

WHEREAS:

(A)	The Sellers currently own together all of the thirteen thousand and ninety-nine (13,099) shares of FM (the “FM Shares”), with a nominal value of € 15.27 each, as set forth below:

Euronext Paris	7,567 shares	57.77 % share capital and voting rights

[Pierre Gatignol][3]	1,843 shares	14.07 % share capital and voting rights

[Louis-Christophe Laurent]	2,944 shares	22.47 % share capital and voting rights

Gagnières	0 share	0 % share capital and voting rights

[3]

To be confirmed / adapted with name of actual owner of the Shares on signing date, provided that the above persons should (a) remain (i) sellers under the SPA and (ii) jointly and severally liable for the performance by their respective transferees and/or successors of any and all obligations (including with respect to the representations and warranties and indemnification obligations) under the SPA transferred to them, and (b) act as representatives of their respective transferees and/or successors for the purpose of the SPA.

[Frédéric Morin]	745 shares	5.69 % share capital and voting rights

(B)	GL Trade is a société anonyme organized under the laws of France having its registered office located at 42, rue Notre Dame des Victoires, 75002 Paris, and registered with the registry of commerce and companies under No. RCS Paris B 347 600 645 (“GL Trade” or the “Company”). The shares of GL Trade are admitted to trading on the Euronext Paris market.

(C)	The Sellers and FM currently own together six million two hundred thousand and thirty (6,200,030) shares of GL Trade (the “GL Trade Shares”), with a nominal value of €0.03 each, representing as at the date hereof approximately 64.52% of its share capital and voting rights, as set forth below:64.52

FM	5,299,998 shares	55.15% share capital and voting rights*

Euronext Paris	785,423 shares	8.17% share capital and voting rights*

[Pierre Gatignol]	144 shares	0.00% share capital and voting rights*

[Louis-Christophe Laurent]	67,988 shares	0.71% share capital and voting rights*

Gagnières	45,891 shares	0.48% share capital and voting rights

[Frédéric Morin]	586 shares	0.01% share capital and voting rights*

*	Such percentages are calculated on the basis of a total number of shares as at June 30, 2008 equal to 9,610,261, and not taking into account the treasury shares held, directly or indirectly through a liquidity provider, by the Company.

The nine hundred thousand and thirty-two (900,032) GL Trade shares held by the Sellers are hereinafter referred to as the “Seller GL Trade Shares” and the five million two hundred and ninety-nine thousand nine hundred and ninety-eight (5,299,998) GL Trade shares held by FM are hereinafter referred to as the “FM GL Trade Shares”.

(D)	The Sellers have invited potential investors to consider a transaction involving the sale of the Shares, all as more fully described in two process letters dated April 15, 2008 and May 26, 2008, respectively. As part of this process, the Purchaser has had access to the Data Room, the Q&A and to Management Presentations.

(E)	The Purchaser wishes to acquire, directly or through an Affiliate, the FM Shares and the Seller GL Trade Shares (the “Shares”) from the Sellers, and the

Sellers wish to sell the Shares to the Purchaser, upon the terms and subject to the conditions contained in this Agreement (the “Transaction”).

(F)	The Company’s works council has been duly informed and consulted with respect to the Transaction on or before the date hereof.

IT IS AGREED AS FOLLOWS:

Article 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

“2007 Document de Référence” has the meaning set forth in Section 3.2.2(b).

“Accounting Principles” means the French generally accepted accounting principles and those accounting rules implementing said principles as consistently applied by FM for the preparation of its financial statements.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with, such Person.

“Antitrust Authority” means the merger control authorities in Germany.

“Antitrust Clearance” means (A) a decision by the Antitrust Authority declaring either (i) that the Transaction falls outside of the scope of the applicable antitrust regulations or (ii) that the Transaction is cleared or (B) the absence of a decision by the Antitrust Authority upon the expiry of the applicable waiting period resulting in the clearance of the Transaction as provided under German merger control Law.

“AMF” means the French Autorité des marchés financiers.

“Asset” means any real, personal, mixed, tangible property of any nature (including any cash at hand, cash in bank or other accounts, readily marketable securities, and other cash equivalent liquid assets of any nature), prepayments, deposits, escrows, account receivables, tangible property, contract rights and claims, causes of action and other legal rights and remedies, but excluding (i) all intangibles, any item representing goodwill and other intangible assets, and (ii) the FM GL Trade Shares.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Paris, France, London, United Kingdom and New York, United States of America are authorized or obligated by Law to close.

“Claim” has the meaning set forth in Section 6.2.

“Claim Notice” has the meaning set forth in Section 6.2.

“Closing” has the meaning set forth in Section 2.6.

“Closing Date” has the meaning set forth in Section 2.6.

“Closing FM Shares Purchase Price” has the meaning set forth in Section 2.2.1(b).

“Company” has the meaning set forth in paragraph (B) of the Preamble.

“Company Group” means the Company and its Subsidiaries.

“Company Group Resignation Letters” has the meaning set forth in Section 5.4.3.

“Company Resignation Letters” has the meaning set forth in Section 5.4.2.

“Confidentiality Agreement” means the confidentiality agreement entered into among the Sellers, FM, the Company and the Purchaser on April 21, 2008.

“Consolidated Financial Statements” has the meaning set forth in Section 3.2.14.

“Control” in relation to a Person, has the meaning set forth in Article L.233-3 I through III inclusive of the French Commercial Code, and “Control”, “Controlling” or “Controlled” has a corresponding meaning.

“Data Room” means the data room organized by the Sellers and the Company containing certain information and documents of a financial, accounting, tax, social, legal and operational nature pertaining to the Company Group to which the Purchaser had access from June 10, 2008 to July 10, 2008.

“Delegated Amount” means the amount of the Transaction Costs as assessed by the Sellers as of the Closing Date and to be notified by the Sellers to the Purchaser at the latest on the fourth (4th) Business Day prior to the Closing Date.

“Directors” means Euronext Paris and Messrs. Pierre Gatignol, Serge Harry and Louis-Christophe Laurent.

“Estimated FM Closing Tangible Net Assets” has the meaning set forth in Section 2.2.2.

“Euronext Shareholder Loan” means the revolving facility of a principal amount of up to €10 million granted by Euronext Paris to the Company, which was entered into on November14, 2007; the principal amount outstanding under the Euronext Shareholder Loan Agreement as at June 30, 2008 is set forth in Exhibit 3.2.21.

“Examination Period” has the meaning set forth in Section 2.3.1(i).

“Fairly Disclosed” when used with respect to any matter disclosed in the Information or in this Agreement (including for the avoidance of doubt its Exhibits), means that such matter was disclosed in a manner sufficient to allow the Purchaser (and its professional advisors), without the need of any extraneous materials other than the Information and this Agreement and its Exhibits, to reasonably identify such matter relating to FM or any members of the Company Group, as the case may be.

“Final Determination” has the meaning set forth in Section 2.3.2.

“Financial Statements” has the meaning set forth in Section 3.2.6(a)

“FM Closing Tangible Net Assets” means 100% of the amount of the Tangible Net Assets of FM as of the Closing Date.

“FM GL Trade Shares” has the meaning set forth in paragraph (C) of the Preamble.

“FM Resignation Letters” has the meaning set forth in Section 5.4.1.

“FM Shares” has the meaning set forth in paragraph (A) of the Preamble.

“FM Shares Purchase Price” has the meaning set forth in Section 2.2.1(b).

“FM Shareholders’ Agreement” means the shareholders’ agreement entered into between the Sellers on July 6, 1998 as amended.

“GL Trade” has the meaning set forth in paragraph (B) of the Preamble.

“GL Trade Shares” has the meaning set forth in paragraph (C) of the Preamble.

“GL Trade Shares Purchase Price” has the meaning set forth in Section 2.2.1(a).

“Governmental Authorization” means any license, certificate of authority, permit, order, consent, approval, registration, authorization, qualification or filing granted by or with any Governmental Authority.

“Governmental Authorities” means any competent international, multinational, supranational or national body with regulatory, judicial, legislative or administrative regulatory or supervisory authority including any ministry, department, agency, office or organization thereof.

“Gross Negligence” (faute lourde) means any act or failure to act which seriously and substantially deviates from a diligent course of action and which is in reckless disregard of or indifference to the harmful consequences.

“Indemnification Obligations” means the obligations of the Sellers to indemnify FM for the Transaction Costs in the following proportions: Euronext Paris 62.05%, Pierre Gatignol 12.03%, Louis-Christophe Laurent 21.05% and Frédéric Morin 4.87%, as set forth in the indemnification agreement entered into between each Seller and FM on April 2, 2008, as amended. Any payments made under the Indemnification Obligations shall be treated as taxable earnings by FM.

“Independent Auditor” means an internationally recognized accounting firm or a reputed partner thereof to be agreed upon by the Parties. If the Parties fail to agree on the name of the Independent Auditor within fifteen (15) Business Days from the date hereof, or if the Independent Auditor chosen by the Parties cannot carry out its duties (including in case of lack of independence or as a result of a conflict of interest) or fails to complete its work during the time period provided for herein, the Parties shall promptly meet to agree on a replacement and each Party may, at any time, pursuant to summary proceedings (procédure de référé), request the Président of the Commercial Court of Paris to appoint, for the purpose of Section 2.3.1, an internationally recognized accounting firm or a reputed partner thereof as Independent Auditor. The Parties shall cause the replacing Independent Auditor to carry out its duties within the same period as the initial one from the date of its appointment. The Independent Auditor shall act in accordance with Article 1592 of the Civil Code and the terms of this Agreement. All fees and expenses relating to the work to be performed by the Independent Auditor will be shared in equal parts between the Sellers (and such portion to be borne by each Seller pro rata its direct and indirect interest in the Company on the date hereof), on the one hand, and the Purchaser, on the other hand.

“Information” means the documents and information to which the Purchaser has had access in the Data Room, the index of which is attached hereto as Exhibit 1.1 and which are burned onto one (1) CD-Rom disk of which five copies will be provided to each of the Sellers and the Purchaser and one set will be placed in the electronic vault administered by the Chamber of Notaries of Paris, and in the Q&A and Management Presentations, which are attached hereto as Exhibit 1.2.

“Investment Services Provider” means the investment services provider (prestataire de services d’investissement) with respect to the transfer of the Seller GL Trade Shares to be appointed by the Purchaser among nationally recognized investment services providers authorized to provide brokerage services, within fifteen (15) Business Days from the date hereof.

“Law” means any and all applicable laws, including all applicable statutes, codes, ordinances, decrees, rules, regulations and collective bargaining agreements.

“Liabilities” and “Liability” have the meaning set forth in Section 3.2.6(b).

“Lien” means any lien, pledge, charge, claim, mortgage, put or call option, pre-emption right, right of first refusal, security interest, encumbrance, any third party right (resulting from contract or applicable Law) or other limitation or restriction on any right, property or asset (including any restriction on the voting rights or right to sell or otherwise dispose of the Shares), in each case other than pursuant to this Agreement.

“Loss” or “Losses” means any actual liabilities, damages, losses, payments, fines, costs and expenses (including reasonable attorneys fees but excluding loss of business reputation, lost profits (manque à gagner) and lost opportunities (perte d’une chance)) suffered by FM and/or any member of the Company Group or by the Purchaser being an amount calculated in each case in accordance with the terms of Article 6 below. By exception to the foregoing, Losses resulting directly from any breach of the representation and warranty contained in Section 3.2.15, 3.2.18 or 3.2.20 as calculated in accordance with the terms of Article 6 below shall include lost profits (manque à gagner).

“Management Presentations” means the management presentations organized by the management of the Company to which the Purchaser attended on June 2, 2008.

“Notice of Objection” has the meaning set forth in Section 2.3.1(ii).

“Offer” has the meaning set forth in Section 5.9.

“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including any Governmental Authority, whether or not it has all the characteristics of legal personality.

“Per GL Trade Share Purchase Price” has the meaning set forth in Section 2.2.1(a).

“Post-Closing Purchase Price Adjustment” has the meaning set forth in Section 2.3.2.

“Pre-Closing Statement” has the meaning set forth in Section 2.2.2.

“Proceeding” means any action, audit (including but not limited to statutory or administrative audit), hearing, inquiry, investigation, claim, complaint, litigation or suit (whether civil, administrative, or criminal) commenced, brought, conducted or heard by or before any Governmental Authority or arbitrator.

“Purchase Price” has the meaning set forth in Section 2.2.1.

“Purchaser’s Auditor” has the meaning set forth in Section 2.3.1(i).

“Q&A” means the answers provided to the Purchaser by the Sellers and the Company in response to questions and requests addressed to them in the context of the Data Room, which are attached hereto as Exhibit 1.2.

“Resignation Letters” has the meaning set forth in Section 5.4.3.

“Seller GL Trade Shares” has the meaning set forth in paragraph (C) of the Preamble.

“Sellers’ Knowledge” means the actual knowledge of one of Pierre Gatignol, Louis-Christophe Laurent, Frédéric Morin or Euronext Paris. For the avoidance of doubt, the knowledge of one of the above persons shall be deemed to be the knowledge of all Sellers.

“Shares” has the meaning set forth in paragraph (E) of the Preamble.

“Subsidiary” of a Person means any entity Controlled by such Person, being provided that any company, which is a Subsidiary of another company, is also a Subsidiary of that company’s Controlling company.

“Substituted Affiliate” has the meaning set forth in Section 10.2.

“Tangible Net Assets” shall mean the values of the Assets of FM less the Liabilities of FM, both as calculated in accordance with the Accounting Principles.

“Tax” or “Taxes” means taxes, duties, levies, fees, assessments and governmental charges of any kind, whether payable directly or by withholding, including without limitation, income, franchise, property, sales, customs, registration, value added, employment, gains, and social security taxes, duties and charges (including in respect of pension and retirement contributions, family allowance contributions and all other contributions assessed on salaries or remuneration), together with any interest, penalties or additions to tax with respect thereto, imposed by any Governmental Authority.

“Transaction” has the meaning set forth in paragraph (E) of the Preamble.

“Transaction Costs” means all past, present and future fees, expenses, bonuses, costs (including any no recoverable Taxes due in connection thereof), and other liability (including any indemnification obligation), chargeable to, or incurred by, FM in relation to, or as a result of, the Transaction. Any Transaction Costs shall be treated as deductible expenses by FM.

“TT Litigation” means the various patent infringement litigations initiated by Trading Technologies International, Inc. (“TT”) against the Company and its Subsidiary GL Trade Americas, Inc. in July 2005, and GL Trade Americas, Inc.’s customer, Futurepath Trading LLC. in September 2005 arising from an alleged infringement of the TT Patents, and which are both currently pending in the United States District Court Northern District of Illinois.

“TT Loss” or “TT Losses” means any actual liabilities, damages, losses, payments, fines, costs and expenses (including lost profits (manque à gagner) and attorney fees and costs to the extent described below but excluding loss of business reputation and lost opportunities (perte d’une chance)) suffered by any member of the Company Group arising directly out of the TT Litigation or other claims asserted by TT or its Affiliates against any members of the Company Group, as well as by their customers or distributors, arising from an infringement of the TT Patents and any continuations, continuations in part or divisionals and any patents issuing therefrom, by any software marketed, licensed or developed by the Company Group prior to the date hereof, all of the foregoing being an amount calculated in accordance with Article 6, provided, however, that TT Losses shall include (i) with respect to lost profits (manque à gagner), only those lost profits (manque à gagner) resulting directly from the TT Litigation or any of the above-mentioned claims, and (ii) with respect to attorney fees, only those attorney fees and costs calculated as follows: 50% of the attorney fees and costs incurred by the Company Group in excess of a buffer of US$3,160,000 per financial year, with such 50% being subject to a cap of US$2,000,000 per financial year, provided, further, that (x) for the financial year 2008, attorney fees and costs to be accounted for as TT Losses shall be equal to 50% of the attorney fees and costs incurred by the Company Group in excess of a buffer of US$2,528,000 annually prorated based on the number of days between the Closing Date and December 31, 2008, with such 50% being subject to a cap of US$2,000,000 annually prorated based on the number of days between the Closing Date and December 31, 2008, and (y) any unused portion of the above-mentioned buffer for the financial year 2008 and/or the US$3,160,000 buffer for each of the financial years 2009 and 2010 shall be carried forward to increase the US$3,160,000 buffer applicable in respect of each subsequent financial year until used, subject to the time limit set forth in Section 6.3(c).

“TT Patents” means the U.S. Patent Nos. 6,772,132 or 6,766,304 registered by TT in the United States of America.

Section 1.2 Interpretation.

(a)	When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary. In addition a reference to a section or an article of this Agreement and references to this Agreement shall include its schedules, exhibits and any other annexes.

(b)	When a reference is made to any specific provision of this Agreement, such reference shall be construed as a reference to that provision of this Agreement as amended or substituted with the agreement of the relevant Parties and in force at any relevant time.

(c)	Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(d)	The use of such phrases as “shall use its best efforts” and “shall take such actions as are in their power” shall inter alia not require the Party to which such obligation applies to undertake any financial commitments, except for the costs reasonably incurred by such Party for the purpose of complying with such obligation and/or any indemnification that may be due by such Party, in accordance with applicable Law, to the other Party(ies) as a result of a failure to comply with such obligation.

(e)	Words importing the singular include the plural and vice versa, words importing a gender include other genders.

(f)	A reference to any statute, ordinance or other law shall include all regulations and other instruments thereunder and all consolidations, amendments, re-enactments or replacement thereof in force at the date of execution of this Agreement and as generally and publicly interpreted as of such date by the relevant competent judicial or regulatory authorities.

(g)	A reference to any Party to this Agreement or any other agreement or document shall include such Party’s legal successors and permitted assigns.

(h)	The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

(i)	Subsequent to the signature hereof, no prior drafts of this Agreement may in the event of litigation arising be used for any purpose including showing the intention of the Parties.

(j)	Any undertakings and agreements which are included in “Definitions” set forth in this Agreement shall have the same full force and effect as if they were independently made.

Article 2

SALE AND PURCHASE

Section 2.1 Sale and Purchase. Upon the terms and conditions of this Agreement, the Sellers irrevocably agree to sell to the Purchaser, and the Purchaser irrevocably agrees to purchase from the Sellers on the Closing Date, directly or through a Substituted Affiliate as set forth in Section 10.2, all the Seller GL Trade Shares and all the FM Shares, free and clear of any Lien, as well as all rights attached to the Seller GL Trade Shares and the FM Shares, including the right to any dividends or other distributions declared, made and/or paid on or after the Closing Date. The legal title to the Seller GL Trade Shares and the FM Shares shall be transferred to the Purchaser on the Closing Date only upon full payment of the Purchase Price in accordance with this Agreement (except for the Post-Closing Purchase Price Adjustment, to the extent applicable).

Section 2.2 Purchase Price.

2.2.1	The consideration to be paid by the Purchaser to the Sellers for the Seller GL Trade Shares and the FM Shares (the “Purchase Price”) shall consist of the aggregate amount, payable in cash, of:

(a)

an amount per Seller GL Trade Share equal to forty one euros and seventy cents (€41.70) minus the per Seller GL Trade Share amount of any dividends or other distributions paid or made by the Company between July 31, 2008 and the Closing Date, if any (the

“Per GL Trade Share Purchase Price”), corresponding to an aggregate purchase price equal to the Per GL Trade Share Purchase Price multiplied by the number of Seller GL Trade Shares (the “GL Trade Shares Purchase Price”);

(b)	an aggregate amount for all the FM Shares equal to the Per GL Trade Share Purchase Price multiplied by the FM GL Trade Shares plus the Estimated FM Closing Tangible Net Assets (the “Closing FM Shares Purchase Price” and, together with the Post-Closing Purchase Price Adjustment, the “FM Shares Purchase Price”); and

(c)	the Post-Closing Purchase Price Adjustment, to the extent applicable.

2.2.2	No later than five (5) Business Days prior to the Closing Date, the Sellers shall prepare, in conformity with the Accounting Principles and the terms of this Agreement, and deliver to the Purchaser a statement (the “Pre-Closing Statement”) setting forth (i) a good faith estimate of the FM Closing Tangible Net Assets, based on the latest available management accounts as updated and detailing the computation thereof, (the “Estimated FM Closing Tangible Net Assets”) and (ii) the amount of any dividends or other distributions paid or made by the Company and/or by FM between July 31, 2008 and the Closing Date, if any.

Section 2.3 Post-Closing Purchase Price Adjustment.

2.3.1	Final Determination of FM Closing Tangible Net Assets

(a)	The Purchaser, assisted by Deloitte (the “Purchaser’s Auditor”), shall have a period of twenty (20) Business Days from the Closing Date (the “Examination Period”) to review the Pre-Closing Statement (applying the Accounting Principles and the terms of this Agreement) and indicate to the Sellers whether it disagrees with the amounts of the Estimated FM Closing Tangible Net Assets.

(b)	In the event of a disagreement, the Purchaser shall send a notice of objection (the “Notice of Objection”) to the Sellers, no later than on the last day of the Examination Period. The Notice of Objection, if any, shall specifically mention each of the corrections to be made to the Estimated FM Closing Tangible Net Assets, and the resulting calculation of the Post-Closing Purchase Price Adjustment, and shall state the reasons therefor.

(c)

Any failure by the Purchaser to send a Notice of Objection to the Sellers by such date shall conclusively mean that the Purchaser has accepted, without reservations, the calculation of the FM Closing Tangible Net Assets, appearing in the Pre-Closing Statement, in which case, the Estimated FM Closing Tangible Net Assets shall be the FM Closing Tangible Net Assets, with such amount to be final and binding on the Parties and for the avoidance of doubt, there shall be no Post-Closing Purchase Price Adjustment.

(d)	In the event that a Notice of Objection is sent to the Sellers, the Sellers and the Purchaser shall attempt to reach an agreement on the amounts of the FM Closing Tangible Net Assets and the resulting Post-Closing Purchase Price Adjustment.

(e)	In the event that no agreement has been reached among the Parties twenty (20) Business Days after the date of receipt by the Sellers of the Notice of Objection, those points on which there is a disagreement shall, at the request of any of the Parties, be submitted to the Independent Auditor.

(f)	The Independent Auditor shall perform such procedures as it considers appropriate to form an independent opinion on the amount of the FM Closing Tangible Net Assets, and the final calculation of the Post-Closing Purchase Price Adjustment. In making its determinations, the Independent Auditor shall apply the Accounting Principles and the terms of this Agreement.

(g)	The Parties shall use their best efforts to cause the Independent Auditor to issue a report setting forth the final calculation of the FM Closing Tangible Net Assets and the Post-Closing Purchase Price Adjustment in accordance with this Section 2.3 within twenty (20) Business Days from the date when the Independent Auditor has been submitted the disagreement of the Parties or has been appointed, as applicable. The Independent Auditor’s calculation of the FM Closing Tangible Net Assets, and of the Post-Closing Purchase Price Adjustment shall be final and binding on the Parties.

(h)	Each of the Sellers and the Purchaser shall use its respective best efforts to ensure that the Sellers and the Purchaser’s Auditor shall fully cooperate with the Independent Auditor, including granting access to all working papers and files. The Purchaser shall further ensure the full cooperation of FM with the Independent Auditor and shall, in particular, cause FM to give the Independent Auditor access to all documents, books, records and information of FM.

2.3.2	Determination and Payment of the Post-Closing Purchase Price Adjustment

If the final determination by the Parties or the Independent Auditor, in accordance with Section 2.3.1(iv) or (vii), as applicable (the

“Final Determination”) reports a FM Closing Tangible Net Assets which is different from the Estimated FM Closing Tangible Net Assets, there will be an adjustment to the Closing FM Shares Purchase Price as follows (the “Post-Closing Purchase Price Adjustment”). If:

(i)	the amount indicated by the Pre-Closing Statement as the Estimated FM Closing Tangible Net Assets is greater than the FM Closing Tangible Net Assets as shown in the Final Determination, then the Sellers shall pay to the Purchaser an amount in cash equal to the excess of the Estimated FM Closing Tangible Net Assets over the FM Closing Tangible Net Assets; or

(ii)	the amount indicated by the Pre-Closing Statement as the Estimated FM Closing Tangible Net Assets is less than the FM Closing Tangible Net Assets as shown in the Final Determination, then the Purchaser shall pay to the Sellers an amount in cash equal to the excess of the FM Closing Tangible Net Assets over the Estimated FM Closing Tangible Net Assets.

Any payment required to be made under this Section 2.3.2 shall be made within five (5) Business Days after the Final Determination by wire transfer in immediately available funds to the respective bank accounts designated by the Parties. Payments to be made to or by the Sellers shall be allocated among the Sellers in proportion of their respective numbers of FM Shares as set forth opposite its/his name in paragraph (A) of the Preamble.

Section 2.4 No Price Supplement. No consideration other than the Purchase Price above shall be due by the Purchaser to the Sellers.

Section 2.5 Form of Sale of Seller GL Trade Shares. The Seller GL Trade Shares shall be sold and purchased by means of an off-market block trade in accordance with the relevant Euroclear procedure for delivery versus payment (règlement contre livraison) on the Closing Date.

Section 2.6 Closing. The closing of the sale and purchase of the Shares (the “Closing”) shall take place, at the latest on the fifth (5th) Business Day following the satisfaction or waiver of the condition provided in Section 4.1 or, at the election of the Purchaser, on September 25, 2008 if such date is later, and subject to (i) the satisfaction or waiver of the conditions provided in Section 4.2 and (ii) the satisfaction of the provisions of this Section 2.6, or on such other date as may be agreed among the Parties (the “Closing Date”) at a place and time to be agreed upon by them. In this respect, the Purchaser shall promptly notify each of the Sellers of the satisfaction of the condition provided in Section 4.1 and with a copy of the Antitrust Clearance obtained attached to such notice.

(a)	At the Closing, with respect to the Seller GL Trade Shares:

(i)	The Sellers and the Purchaser shall deliver to the Investment Services Provider a joint transfer instruction with respect to the sale by the Sellers and the purchase by the Purchaser of the Seller GL Trade Shares. To this effect, at least three (3) Business Days before the Closing Date, the Purchaser shall indicate to the Sellers and the Investment Services Provider the details of (i) the security account on which the Seller GL Trade Shares shall be transferred in bearer form and (ii) the bank account from which the GL Trade Shares Purchase Price shall be debited, on the Closing Date; and

(ii)	The Purchaser shall pay the GL Trade Shares Purchase Price by transferring immediately available funds to the Investment Services Provider’s accounts in accordance with the requirements of the payment mechanism referred to in Section 2.5. The GL Trade Shares Purchase Price shall be allocated among the Sellers in proportion of their respective number of GL Trade Shares as set forth opposite its/his name in paragraph (C) of the Preamble.

(b)	At the Closing, with respect to the FM Shares:

(i)	The Sellers shall deliver to the Purchaser (x) duly established and signed share transfer forms (ordres de mouvement) providing for the transfer of the ownership of all the FM Shares made out in favor of the Purchaser; (y) the register of share transfers (registre des mouvements de titres) and the individual shareholder accounts (fiches individuelles d’actionnaires) on which the sale of the FM Shares shall have been duly registered; and

(ii)	The Purchaser shall pay (x) the Delegated Amount to FM by transferring immediately available funds to FM bank account (the details of which shall be provided by FM to the Purchaser at the latest on three (3) Business Days prior to the Closing Date) and (y) the Closing FM Shares Purchase Price minus the Delegated Amount by transferring immediately available funds to the Sellers’ accounts (the details of which shall be provided by each Seller to the Purchaser at the latest on four (4) Business Days prior to the Closing Date). The Closing FM Shares Purchase Price minus the Delegated Amount shall be allocated among the Sellers in proportion of their respective number of FM Shares as set forth opposite its/his name in paragraph (A) of the Preamble.

(c)	At the Closing, the Sellers shall deliver to the Purchaser:

(i)	the Resignation Letters;

(ii)	share transfer forms (ordres de mouvement) or other documents equivalent under applicable Law providing for the transfer of the ownership of all the shares held the Sellers in any members of the Company Group or other Persons in which the Company has a direct or indirect ownership (other than those securities accounted for as investment securities “valeurs mobilières de placement”), to the Company or any other member of the Company Group;

(iii)	share transfer forms (ordres de mouvement) evidencing the transfer of the ownership of the 2,751 shares held by Euronext Paris and the one (1) share held by Mr. François Guy Hamonic in GL Multimedia S.A. to the Company in accordance with Section 5.11, the register of share transfers (registre des mouvements de titres) and the individual shareholder accounts (fiches individuelles d’actionnaires) on which the sale of such shares shall have been duly registered.

(d)	At the Closing, FM shall provide the Sellers and the Purchaser with a written confirmation that FM has been paid the Delegated Amount by the Purchaser and that the Sellers are therefore irrevocably released from that part of their obligations under the Indemnification Obligations to pay that part of the Transaction Costs equal to the Delegated Amount;

(e)	The Purchaser shall procure that the Company shall repay all amounts outstanding under the Euronext Shareholder Loan Agreement in accordance with Section 5.8.2 within three (3) Business Day from the Closing Date; and

(f)	More generally, the Parties shall execute all instruments and documents and otherwise take all actions as shall be necessary or required under Law and this Agreement to transfer the Shares and consummate the Transaction.

Subject to Article 7, failure to proceed with the Closing on the date and at the place determined pursuant hereto will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement.

Article 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Parties. The Parties hereby represent and warrant that the following statements are true and correct as of the date hereof and as of the Closing Date.

3.1.1	Organization. Each Party that is not an individual is a legal entity having the corporate form specified in this Agreement, duly organized and incorporated, validly existing and is not subject to any liquidation, insolvency or other similar proceedings under the Laws of its jurisdiction of incorporation.

3.1.2	Authority to Execute and Perform the Agreement.

(a)	Each Party or each Person signing this Agreement on behalf of a Party has all requisite power and authority to execute this Agreement and bind such Party as contemplated herein.

(b)	All actions necessary to authorize the execution and performance of this Agreement and the completion of the Transaction and the other transactions contemplated herein have been duly and validly taken.

(c)	Assuming the due authorization and execution by the other Parties, this Agreement constitutes a legal, valid and binding obligation of each Party, enforceable against it in accordance with its terms subject to bankruptcy, insolvency, moratorium and any similar law of general applicability relating to or affecting creditors’ rights.

3.1.3	No Violation. The execution and performance of this Agreement and the completion of the Transaction and the other transactions contemplated herein by each Party, do not and will not breach or constitute a default under (i) any provision of its memorandum or articles of association (statuts) or equivalent constitutional documents, (ii) any Law applicable to it, (iii) any agreement or instrument to which it is a party or by which it is bound, or (iv) any decision or order by any Governmental Authority or any arbitration tribunal, except to the extent that such breach or default would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Party to complete the Transaction or perform its obligations hereunder.

Section 3.2 Representations and Warranties specific to the Sellers. Except as otherwise set forth herein, each Seller makes to the Purchaser the following representations and warranties as of the date hereof and as of the Closing Date.

3.2.1	Title to FM Shares.

(a)	The Seller is, and will be at Closing, the sole and valid owner of the number of FM Shares as set forth opposite its/his name in paragraph (A) of the Preamble.

(b)	The ownership of the FM Shares mentioned in 3.2.1(a) above will be at Closing free and clear from any Lien and there will exist no commitment to give or create any Lien affecting any of these FM Shares.

(c)

The FM Shares constitute the whole of the issued share capital of FM. The FM Shares have been validly issued and are fully paid up. No person is entitled or has claimed to be entitled to require FM to issue any shares (or other securities giving access or not to FM share capital) either now or at any future date and whether contingently or not. FM has not issued any securities or otherwise attributed rights to third parties to share in past, present or future income or profits, reserves or liquidation surpluses.

(d)	The Seller will at Closing transfer and deliver, or will cause to be transferred and delivered, to the Purchaser, valid and marketable title to the FM Shares mentioned in 3.2.1(a) above, free and clear of any Lien.

3.2.2	Title to Seller GL Trade Shares.

(a)	The Seller is, and will be at Closing, the sole and valid owner of the number of the Seller GL Trade Shares as set forth opposite its/his name in paragraph (C) of the Preamble.

(b)	The Seller does not own any shares or securities giving right to the share capital or voting rights of GL Trade other than the GL Trade Shares (with the exception of the stock option plans referred to pages 105 and 106 of the annual financial report (rapport financier annuel valant document de référence) of the Company for the financial year from January 1 to December 31, 2007 filed with the AMF on May 20, 2008 under number D.08-0414, such annual financial report, excluding the annual reports (documents de référence) of the Company for the financial years from January 1 to December 31, 2005 and 2006, which are incorporated by reference therein, the “2007 Document de Référence”).

(c)	The ownership of the Seller GL Trade Shares mentioned in 3.2.2(a) above will be at Closing free and clear from any Lien and there will exist no commitment to give or create any Lien affecting any of these Seller GL Trade Shares.

(d)	The Seller will at Closing transfer and deliver, or will cause to be transferred and delivered, to the Purchaser, valid and marketable title to the Seller GL Trade Shares mentioned in 3.2.2(a) above, free and clear of any Lien, together with all the rights attached to such Seller GL Trade Shares including voting rights and right to any dividend or other distribution declared, made or paid on or after the Closing Date.

3.2.3	Seller’s Required Approvals. Except for any notices to the AMF, Euronext Paris and the Company, no authorization, approval or notice is required on behalf of the Seller which shall either not be made or obtained by the Seller or, if not made or obtained by the Seller, would be likely to materially and adversely affect the Seller’s ability to comply with its/his obligations under this Agreement.

3.2.4	Shareholders’ Agreement. The Seller hereby (i) waives the provisions of Articles 4, 4 bis, 5 and 6 of the FM Shareholders’ Agreement to the extent only such waiver is necessary to consummate the Transaction contemplated by this Agreement, (ii) expressly agrees, subject to the occurrence of the Closing, that the FM Shareholders’ Agreement shall terminate on the Closing Date and (iii) expressly and irrevocably releases FM and the Company, as applicable, from any liability in connection with the FM Shareholders’ Agreement. Except for the FM Shareholders’ Agreement, the Seller is not a party to any other shareholders’ agreement or other arrangement with the other Sellers which may be expected to have a material adverse effect on the ability of such Seller to complete the Transaction or to perform his/its obligations hereunder.

3.2.5	Absence of Litigation. There is no Proceeding pending against, or to the seller’s knowledge, threatened in writing against, the Seller or any of its/his Affiliates before or by any Governmental Authority, and neither the Seller nor any of the Seller’s Affiliates is subject to any outstanding injunction, order, judgment or decree, which in each case challenges or seeks to prevent, enjoin, alter or materially delay the Transaction.

3.2.6	FM Financial Statements.

(a)	The certified non-consolidated financial statements (i.e., balance sheet (bilan), profit and loss statement (compte de résultat) and notes (annexes), including off-balance sheet commitments (engagements hors-bilan)) of FM as of June 30, 2008, (the “Financial Statements”) are attached hereto as Exhibit 3.2.6(a). The Financial Statements give a true and accurate account (“sont réguliers et sincères et donnent une image fidèle”) of the financial position of FM as of June 30, 2008 and have been prepared in accordance with the Accounting Principles.

(b)	As of June 30, 2008, FM had no debt, liability or obligation of any nature, whether secured, unsecured, recourse, non recourse, liquidated, unliquidated, accrued, absolute, fixed, contingent, ascertained, unascertained, known, unknown or otherwise, and whether due or to become due, including all liabilities for taxation (including any deferred taxation other than any deferred tax liability on unrealized capital gains on the FM GL Trade Shares which shall not be included herein) (collectively, “Liabilities” and individually, as a “Liability”) which were either (i) required by the Accounting Principles to be reflected in the Financial Statements or (ii) individually or in the aggregate material to the financial condition of FM, and that, in either case, were not reflected or expressly reserved against in the Financial Statements or specifically disclosed or provided for in the notes thereto.

(c)	Since June 30, 2008, FM has been managed in the ordinary course of business and has neither (i) incurred any Liability except Liabilities that (x) were incurred in the usual and ordinary course of its business consistent with past practice and which are not, individually or in the aggregate, material to its financial condition, or (y) were Transaction Costs, nor (ii) except for the Transaction Costs, taken or agreed to take any of the actions listed in Section 5.3.

(d)	Notwithstanding the foregoing and anything herein to the contrary, no representation or warranty is given in this Agreement with respect to the value of the FM GL Trade Shares as shown in the Financial Statements provided such value has been determined in accordance with the Accounting Principles.

3.2.7	Title to FM GL Trade Shares.

(a)	FM is, and will be at Closing, the sole and valid owner of the FM GL Trade Shares.

(b)	The ownership of the FM GL Trade Shares is, and will be at Closing, free and clear from any Lien and there exists no commitment to give or create any Lien affecting any of the FM GL Trade Shares.

3.2.8	Bonuses in connection with the Transaction. No bonuses, financial incentives or other arrangements have been granted by FM, the Company or any of its Affiliates to any of the employees or corporate officers of the Company or any of its Subsidiaries in connection with the Transaction other than those set forth in Exhibit 3.2.8 hereto and which are included in the Transaction Costs.

3.2.9	FM holdings. FM does not own and has not owned any interest whatsoever in any partnership, real estate partnership, economic interest grouping, joint venture or any other entity or grouping or other entity in which the members’ or partners’ liability is not limited to its contribution.

3.2.10	Organization of FM. FM is a French société anonyme, duly organized and incorporated, validly existing under French Law and is not subject to any liquidation, insolvency or other similar proceedings under French Law.

3.2.11	Organization of the Company. The Company is a French société anonyme, duly organized and incorporated, validly existing under French Law and is not subject to any liquidation, insolvency or other similar proceedings under French Law.

3.2.12	Share Capital of the Company. (i) All the shares of the Company have been duly authorized and validly issued, have not been issued in violation of any third party right, are fully paid and fully transferable and (ii) there are no outstanding securities issued or to be issued by the Company which are convertible into, redeemable in, or exchangeable for any shares or capital stock or other equity securities, subscriptions, options, warrants, conversion rights or any other rights entitling the Sellers or any third party to acquire from or sell to the Company any shares or other equity securities of the Company (with the exception of the stock option plans referred to pages 105 and 106 of the 2007 Document de Référence).

3.2.13	Subsidiaries of the Company. (i) Exhibit 3.2.13 to this Agreement lists each Subsidiary of the Company and each other Person in which any member of the Group Company has an interest (other than those securities accounted for as investment securities “valeurs mobilières de placement”) and (ii) each Subsidiary of the Company is a corporation or other entity duly incorporated or organized and validly existing under the Law of its jurisdiction of incorporation or organization and is not subject to any liquidation, insolvency or other similar proceedings under the applicable Law.

3.2.14	2007 Document de Référence. (i) Information contained in the 2007 Document de Référence is, to the Sellers’ Knowledge, true, accurate and not misleading in all material respects and contains no omission which may materially affect its import as of December 31, 2007 and (ii) as at July 31, 2008, the Company had not received any written notice from the AMF that any matter in respect of the 2007 Document de Référence (including with respect to its accounting policies or practices) was the subject of any review, written inquiry or investigation. Notwithstanding the foregoing and anything herein to the contrary, no representation or warranty is given in this Agreement with respect to (i) any Tax losses referred to in the deferred tax credits shown in the consolidated financial statements of the Company for the financial year from January 1 to December 31, 2007 appearing in the 2007 Document de Référence (the “Consolidated Financial Statements”) and (ii) the TT Litigation (including the absence of provision therefor in the Consolidated Financial Statements), except, however, for (ii) above, as specifically provided in Article 6.

3.2.15

Customers Contracts. All material terms and conditions of the customer contracts with the major customers of the Company Group as at December 31, 2007 that are listed in Exhibit 3.2.15(a) (and which represented approximately 50% of the annual revenues of the Company Group for the financial year from January 1, 2007 to December 31, 2007) have been disclosed to the Purchaser in the Data Room. To the Sellers’ Knowledge, as at July 31, 2008, (i) the above-mentioned customer contracts had been performed by the relevant members of the Company Group in all material respects in accordance with their terms and conditions, (ii) none of the parties to the above-mentioned customer contracts had claimed in writing that any member of the Company Group was in default thereunder and (iii) since January 1, 2008 and except as provided for in Exhibit 3.2.15(b), none of the parties to the above-mentioned customer contracts had given notice in writing to the relevant member of the Company Group in accordance with the provisions of said customer contracts or had indicated in any other manner to the knowledge of Pierre Gatignol that, in each case, it would or intended to terminate before the scheduled expiration date, or would or intended not to renew, any of the above-mentioned customer contracts or any portion thereof representing annual revenues in excess of €1,000,000 per contract or portion thereof.

3.2.16	Employment matters. All members of the Company Group have, in all material respects, satisfied their obligations relating to any Law applicable to working time regulations. Except as provided in Exhibit 3.2.16, employment contracts for the employees the annual gross remuneration of which exceeds €100,000 have been performed by the relevant member of the Company Group in accordance with their terms and conditions, and do not provide termination notices or rights for compensation in the event of termination which exceed the provisions of applicable Law. All employee benefit plans maintained by a member of the Company Group or to which a member of the Company Group contributes or for which a member of the Company Group otherwise has or may have any liability, contingent or otherwise, in excess of €500,000 individually, and any other plan, program or policy for or regarding bonuses, commissions, incentive compensation, severance, deferred compensation, pensions, profit sharing, retirement, stock options, disability income or protection, sick pay, medical, insurance, or death benefits or other similar arrangements that are maintained by a member of the Company Group or to which a member of the Company Group contributes or for which a member of the Company Group otherwise has or may have any liability, contingent or otherwise, in excess of €500,000 individually, in each case in addition to what is required under applicable Law, have been fully disclosed to the Purchaser in the Information or are accounted for or disclosed in the Consolidated Financial Statements.

3.2.17	Taxes. Except as indicated in Exhibit 3.2.17, as at July 31, 2008, all members of the Company Group had filed all tax returns that they were required to file and had paid all Taxes shown on any tax return as they fell due. Notwithstanding the foregoing and anything herein to the contrary, no representation or warranty is given in this Agreement with respect to any transfer pricing related matters.

3.2.18

Intellectual Property. The Company Group either has full rights in, title to and interest under, including the full rights to use, free and clear of any Liens, or benefits from a license with respect to, the software marketed, licensed or which are being or have been independently developed by the Company Group, except for those software the copyrights to which were acquired or licensed, or the source code of which was developed prior to January 1, 2005, by Persons which became members of the Company Group by way of an acquisition after January 1, 2005. To the Sellers’ Knowledge and with the exception of the software which form the basis of the cause of action of the TT Litigation, the intellectual property rights to those of the above-mentioned software which are owned by any member of the Company Group, irrespective of whether they have been developed independently by any member of the Company Group or by any third party, do not infringe the intellectual property rights of any third parties. To the Sellers’ Knowledge, the relevant member of the Company Group is entitled to use, market and license all third-party developed materials protected by intellectual property rights, which are incorporated in the above-mentioned software and not owned by such member of the Company Group, in the manner such materials are used, marketed and/or licensed by such member of the Company Group as at the date hereof.

3.2.19	Transactions with related parties. No member of the Company Group is indebted, either directly or indirectly, to the Seller, or to its respective Affiliates, in any amount whatsoever except, with respect to Euronext Paris, under the Euronext Shareholder Loan and, with respect to each of the other Sellers, under the employment contracts and/or terms of office or directorship with or of any members of the Company Group.

3.2.20	Litigation. Save for the TT Litigation and except as indicated in Exhibit 3.2.20, as at July 31, 2008, no member of the Company Group was engaged in any Proceedings nor, to the Sellers’ Knowledge, had been served with any notice making it a party to any Proceedings, and no Proceedings were pending either by or against any member of the Company Group. In this Section 3.2.20, references to Proceedings mean Proceedings that, if determined adversely against any member of the Company Group, would result in a liability in excess of one million (1,000,000) Euros individually.

3.2.21	Indebtedness. Exhibit 3.2.21 lists all credit facilities and debt instruments of the Company or any of the Subsidiaries that could be accelerated as a result of, or in connection with, the Transaction or any transactions contemplated herein and the aggregate amount outstanding under such credit facilities and debt instruments as of June 30, 2008. On the date hereof, no member of the Company Group has entered into any credit facilities and debt instruments, other than those listed in Exhibit 3.2.21.

Section 3.3 Representations and Warranties specific to the Purchaser. The Purchaser makes to the Sellers the following representations and warranties as of the date hereof and as of the Closing Date.

3.3.1	Financing. The Purchaser has sufficient committed funds and will have sufficient available funds to finance the payment of the Purchase Price at

Closing and the other transactions contemplated in this Agreement, including the repayment and refinancing of any indebtedness of the Company and/or its Subsidiaries due at Closing in accordance with Section 5.8, to pay all related fees and expenses and to acquire all the remaining shares of the Company in the Offer. For the avoidance of doubt, the Purchaser acknowledges that its obligations hereunder are not subject to obtaining financing.

3.3.2	Purchaser’s Required Approvals. Except for the Antitrust Clearance, no Governmental Authorization, and no consent, approval, authorization or waiver is required to be obtained from, and, except for any notices to the AMF, Euronext Paris and to the Company with respect to the crossing of ownership thresholds in the Company, no notice is required to be given to, any other Person by the Purchaser in connection with the execution and performance by such Purchaser of this Agreement.

3.3.3	Absence of Litigation. There is no Proceeding pending against, or to the knowledge of the Purchaser, threatened in writing against, the Purchaser or any of its Affiliates before or by any Governmental Authority, and neither the Purchaser nor any of the Purchaser’s Affiliates is subject to any outstanding injunction, order, judgment or decree, which in each case challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

3.3.4	Absence of any interest in the Company. Neither the Purchaser nor any of its Subsidiaries own any shares in the Company on the date hereof.

Section 3.4 No other Representations and Warranties. The Parties acknowledge and agree that no representations and warranties or other assurances, express or implied, have been, are or will be given to any Party (including its Affiliates, advisers and representatives) in connection with the Transaction as contemplated herein other than those expressly given by the Parties in this Agreement.

ARTICLE 4

CONDITIONS TO CLOSING

Section 4.1 Antitrust Clearance. The obligation of the Parties to effect the Closing is subject to the satisfaction (or waiver by all the Parties) of the condition that the Antitrust Clearance has been obtained prior to, and remains valid on, the Closing Date. For the avoidance of doubt and notwithstanding anything herein to the contrary, the Purchaser shall be solely responsible for all antitrust authorizations if any other than the Antitrust Clearance and the Purchaser shall therefore not be entitled to the benefit of the conditions set out in this Section 4.1 or Section 4.2 with respect to any antitrust authorizations, other than the Antitrust Clearance.

Section 4.2 No Violation. The obligation of each Party to effect the Closing is subject to the satisfaction (or waiver by all the Parties) of the condition that on or prior to the Closing, subject to Section 4.1, there shall be (i) no Law issued, adopted or having otherwise become effective after the date hereof that makes it illegal or enjoins or prevents in any material respect the consummation of the transactions contemplated by this Agreement, and (ii) no Proceeding by any Governmental Authority or arbitration Proceeding commenced or been threatened in writing after the date hereof that seeks to make illegal, to enjoin or to prevent in any material respect the consummation of the transactions contemplated by this Agreement.

ARTICLE 5

COVENANTS

Section 5.1 Obtaining Antitrust Clearance.

5.1.1	On August [—], 2008, the Purchaser filed an application for Antitrust Clearance with the Antitrust Authority. The Purchaser undertakes to make its best efforts to ensure that all documents that it files with the Antitrust Authority will not be declared incomplete or lead to any suspension of the time periods for approval of the Transaction by the Antitrust Authority.

5.1.2	Each Seller shall, as far as it is legally entitled, cause the Company to provide in a timely manner to the Purchaser such available data, information and assistance as the Purchaser may reasonably request in connection with the preparation of the applications and filings and the answer to any Antitrust Authority queries necessary to obtain the Antitrust Clearance.

5.1.3	The Purchaser shall provide to the Sellers a draft of each application, filing, notification, submission, response or other communication (excluding communications of an administrative nature, and any confidential information relating to the Purchaser or its Affiliates, which shall be provided to counsel of the Sellers on a counsel-to-counsel basis only) which it proposes to make or submit to the Antitrust Authority in due time to enable the Sellers to review and comment on the same.

5.1.4	The Purchaser agrees to keep the Sellers fully informed in a timely manner as to the progress of any such procedures undertaken by it (or any of its Affiliates or representatives) before the Antitrust Authority in connection with the Transaction.

5.1.5

Each Party shall use its reasonable efforts to resolve such objections if any, as may be asserted by the Antitrust Authority in good faith, with respect to the Transaction. The Purchaser shall make, and cause its Affiliates to make, the commitments necessary in order to obtain the Antitrust Clearance other than those commitments which will or are likely to materially and adversely affect the economic or financial situation or prospects of the Company Group, the Purchaser and its Affiliates as a whole. For the purpose of this Section 5.1.5, a commitment shall be deemed to have a material and adverse effect if it results in or is likely to result in a negative impact (net of the net proceeds of any divestment made in compliance with such commitment) of over €10 million per annum on the EBITDA (i.e., the operating profits plus the depreciation and amortization of tangible and intangible assets) of the combined group composed of the Company Group, the Purchaser and its Affiliates.

5.1.6	In connection with the foregoing, if any Proceedings, including any Proceedings by a private party, is instituted (or threatened to be instituted) challenging the Transaction as violating any applicable Law, each Party shall cooperate in all respects with the other Parties and use its reasonable efforts to contest and resist any such Proceedings.

Section 5.2 Cooperation. The Parties shall cooperate in good faith with each other to the extent reasonably required in order to fully effect the Transaction and the other transactions contemplated herein. To the extent any of the audited financial statements of the Company for 2005 and 2006, the Consolidated Financial Statements and the half-year consolidated financial statements of the Company as at June 30, 2008 prepared in accordance with IFRS are included in debt offering materials prepared in connection with the notes issuance that would be implemented by the Purchaser before Closing, the Sellers undertake to cause the Company to provide such financial information (with respect to the half-year consolidated financial statements of the Company as at June 30, 2008 after a limited review by the Company’s statutory auditors) to be included in the debt offering materials and to use their best efforts to cause the Company’s statutory auditors to provide comfort letters in line with the French standard of the profession and French market practice to the underwriters of such debt securities with respect to such financial information, provided, however, that (i) the half-year consolidated financial statements of the Company as at June 30, 2008 shall only be disclosed to underwriters of such debt securities and included in the debt offering materials once they have been released by the Company to the public, (ii) the Purchaser shall hold the Sellers, the Company and its Affiliates, its and their management, directors and employees harmless against any liabilities arising out, or incurred in connection with, the disclosure of such financial information in the debt offering materials and (iii) the Purchaser shall indemnify the Company for the costs of its statutory auditors’ comfort letters.

Section 5.3 Conduct of Business. Between the date hereof and the Closing Date and except for what (i) is expressly provided for herein, (ii) is required by Law or a binding decision of a Governmental Authority, (iii) is required in connection with the completion of the transactions contemplated by this Agreement, (iv) results from the completion of transactions or projects that have been disclosed publicly or on a confidential basis to the Purchaser, prior to the date hereof or (v) is accepted in writing by the Purchaser, the Sellers shall, and shall cause FM and each member of the Company Group, as applicable, to carry out its activities solely within the normal and ordinary course of business consistent with past practice, and in accordance with what can be expected from a “bon père de famille” acting in good faith. In particular, the Sellers shall cause FM and each member of the Company Group, except with the Purchaser’s prior written approval, not:

(a)	to amend its articles of incorporation (statuts), dissolve, or wind up;

(b)	to authorize or issue any share (or any other securities), other than as a result of the exercise of outstanding stock options, or grant any stock option or restricted stock (actions gratuites);

(c)	to declare or decide any dividends or other distributions, provided, however, that FM shall be entitled to declare any dividends (including through interim dividends (acomptes sur dividendes)) between the date hereof and the Closing Date, it being specified that FM shall retain sufficient cash (and/or cash equivalent assets) to operate in the normal course of its business without need of external funds;

(d)	to change the composition of its board of directors or the management of the Company;

(e)	to enter into, terminate or modify any agreement or commitment involving a commitment in excess of €500,000 individually or €2,000,000 in the aggregate, or which has a duration of more than twelve (12) months, or amend, cancel, terminate, relinquish, waive, release or fail to perform in all material respects any such agreement, or enter into any agreement or take any commitment which materially restricts the ability of any member of the Company Group to freely compete in any business or in any place;

(f)	to create any Lien over any of its property, rights or assets nor undertake any off-balance sheet commitment, guarantee or warranty;

(g)	to be party to any sale of business, merger, partial hive-down, de-merger contribution or spin-off;

(h)	to settle or initiate any litigation for an amount greater than €1,000,000 individually;

(i)	to change their accounting practices and methods nor revalue any of their assets or cancel or waive any debt or receivable otherwise than in compliance with past practice and with the applicable accounting practices and methods;

(j)	to hire any employee, or terminate (except for good cause) the employment contract of, or modify or agree to modify, in any manner whatsoever, the terms, remuneration or benefits granted to any of their managers or other employees, provided that any of the above shall only apply to managers and employees earning more than €90,000;

(k)	to incur any liability in excess of an individual value of €500,000 or €2,000,000 in the aggregate;

(l)	to make any loan or advance to any Person, in excess of an individual value of €10,000 or € 100,000 in the aggregate;

(m)	to sell, abandon or otherwise dispose of any assets, in excess of an individual value of €100,000 or €500,000 in the aggregate;

(n)	to waive any right or cancel any material debt or claim, in excess of an individual value of €500,000 or €2,000,000 in the aggregate;

(o)	to adopt or enter into any new employee benefit plan or modify any existing employee benefit plan, except as required by applicable Law;

(p)	whenever prior authorization by the board of directors of FM or the board of directors of the Company prior to an action is requested, to authorize any action by the board of directors of FM or the board of directors of the Company outside the ordinary course of business; or

(q)	to enter any new insurance policy or amend any existing insurance policy outside the ordinary course of business.

Section 5.4 Directors and Officers.

5.4.1	FM Directors. The Sellers shall cause FM to convene a general shareholders’ meeting, to be held on the Closing Date, in order (i) to acknowledge the resignation of all members of the board of directors of FM and of Louis-Christophe Laurent as Président Directeur Général of FM, it being agreed that such resignations will have to be unconditional and effective as of the Closing Date (the “FM Resignation Letters”) and (ii) to appoint as new board members those Persons whose names will be provided by the Purchaser to the Sellers at least five (5) Business Days prior to the Closing Date.

5.4.2

GL Trade Directors. The Sellers undertake to request the president of the board of directors of the Company (and all relevant Subsidiaries to the extent applicable), as the case may be, to convene the board of directors to hold a meeting of such board on the Closing Date in order to appoint by way of cooptation pursuant to article L.225-24 of the French commercial code, the Persons designated by the Purchaser at least five (5) Business Days prior to the Closing Date, as board members of the Company (and the relevant Subsidiaries, to the extent applicable), to replace the Directors (except for Pierre Gatignol).

In the above-mentioned meeting of the board of directors, (i) the Sellers who are members of the board of directors of the Company (and all relevant Subsidiaries to the extent applicable) shall vote in favor of the appointment of the Persons designated by the Purchaser as board member of the Company to replace those of the Directors who are successively resigning and (ii) same Sellers shall, and all Sellers shall cause that the other members of the board of directors of the Company (except for Pierre Gatignol) to, successively deliver to the board of directors of the Company their resignation letters as board members and with respect to Louis-Christophe Laurent and Frédéric Morin as Directeur Général Délégué of the Company effective upon such delivery (the “Company Resignation Letters”).

5.4.3	Company Group Directors. Simultaneously with the delivery of the FM Resignation Letter, each Seller (except for Pierre Gatignol) who has a directorship or any other corporate duties in any member of the Company Group and/or has entered into an employment contract with any member of the Company Group or any Person in which the Company has a direct or indirect ownership (other than securities accounted for as investment securities “valeurs mobilières de placement”) shall resign in writing from all such duties and employment contracts, as applicable, it being agreed that such resignations will have to be unconditional and effective as of the Closing Date (the “Company Group Resignation Letters”, and, together with the FM Resignation Letters and the Company Resignation Letters, the “Resignation Letters”).

5.4.4	Absence of directors claims. Each Resignation Letter shall contain a statement confirming that its signatory has no outstanding claim and waives any right against FM, the relevant member of the Company Group or the relevant Person, as the case may be, in its capacity as director or employee, as the case may be, of such company, or as the result of the termination of such duties.

5.4.5	Former Directors and Officers.

(a)

The Purchaser hereby waives and releases, and shall cause its Affiliates not to initiate, any causes of actions or claims against the Sellers solely to the extent such causes of actions relates to such Sellers in their capacity as directors and/or officers of FM (and for the avoidance of doubt not in their capacity of shareholders of FM) in connection with any resolution adopted, or any action or alleged omission of such persons, carried out or alleged to be omitted, as the case may be, before the Closing Date and shall fully indemnify and hold harmless such persons against the consequences of all such causes of action or claims that the members of the Company Group may have against them, provided, however, that the Purchaser shall not be required to make such waiver or release or to indemnify the Sellers with respect to liabilities arising from criminal actions for which such persons are liable, Gross Negligence, willful misconduct (faute intentionelle) or fraud (dol).

(b)	The Purchaser hereby waives and releases, and shall cause its Affiliates and the members of the Company Group in their capacity as majority shareholders of the Subsidiaries not to initiate, any causes of actions or claims (except in the event a criminal offense, Gross Negligence, willful misconduct (faute intentionelle) or fraud (dol) is alleged in good faith) against the Directors, members of board of directors, supervisory board or management board and more generally officers, permanent representatives of legal entities acting as directors or legal representatives of the Company and/or its Subsidiaries resigning on the Closing Date, solely to the extent such causes of actions relates to such persons acting in such capacity, in connection with any resolution adopted, or any action or alleged omission of such persons, carried out or alleged to be omitted, as the case may be, before the Closing Date. For the applicable statutes of limitations, the Purchaser shall maintain the existing insurance policies of the Company covering the liability of such the Directors, members of board of directors, supervisory board or management board and more generally officers, permanent representatives of legal entities acting as directors or legal representatives of the Company and/or its Subsidiaries. The Purchaser shall grant, and shall procure that the Company and its Subsidiaries grant, to the Sellers and to such persons resigning on the Closing Date, access during normal office hours subject to reasonable notice to the representatives and to the books and records of the Company or the concerned Subsidiary, for the purpose of resisting or defending any such claim or make any counterclaim, provided that (i) such access shall be at reasonable times and shall not unreasonably disrupt the personnel and operations of the Company and its Subsidiaries, and (ii) access shall be limited to only those books and records of the Company or the concerned Subsidiary that directly relate to the claim or counterclaim concerned, and (iii) the rights of the Sellers under this paragraph shall not extend to allowing access to information which is reasonably regarded as confidential to the activities of Company and its Affiliates.

5.4.6

Independent Expert. The Sellers undertake to request the president of the board of directors of the Company to convene the board of directors of the Company to hold a meeting of such board as quickly as practicable after the date hereof in order to appoint an independent expert as required under

Article 261-1 et seq. of the AMF general regulations and after due approval of the Purchaser on the name of such independent expert.

5.4.7	Nominee Shares. The Sellers shall procure that, subject to applicable Law, the Company makes reasonable efforts to purchase for a nominal value all shares held by nominee shareholders (i.e., shares held by current or former directors, officers and employees of the Company Group on behalf of a member of the Company Group) in any member of the Company Group or any Person in which the Company has a direct or indirect interest (other than those securities accounted for as investment securities “valeurs mobilières de placement”), or enter with such shareholders into a standard loan agreement in relation to said shares.

Section 5.5 Notices of Certain Events relating to Representations, Warranties and Covenants. During the period beginning on the date hereof and ending on the Closing Date, each Party shall promptly notify the other Party of (i) the occurrence, or failure to occur, of any event, that would be likely to cause any of the representations or warranties made by such Party contained in this Agreement to be untrue or inaccurate in any material respect as of the Closing Date and (ii) any material failure to comply with or satisfy any of the covenants, conditions or agreements to be complied with or satisfied by such Party under this Agreement, and any material adverse change in the business, financial position and/or assets of FM, the Company or any of its Subsidiaries, it being understood that any new event or matter so disclosed by the Sellers to the Purchaser in accordance with this Section is for the purpose of the information of the Purchaser only and shall not be deemed to form part of the Information. For the avoidance of doubt, none of such new event or matter so disclosed by the Sellers to the Purchaser shall limit the right of the Purchaser to be indemnified under Article 6 of this Agreement.

Section 5.6 Non compete. Each Seller covenants with the Purchaser and the Company and its Subsidiaries that he/it shall not and shall procure that none of its Affiliates shall:

(a)	for a period of two (2) years from the Closing Date be concerned in any business, which is competitive with any of the businesses carried by the Company and its Affiliates as at the Closing Date;

(b)	for a period of two (2) years from the Closing Date canvass or solicit orders for goods and services similar to those provided by any member of the Company Group at the Closing Date from any person who is at the Closing Date or has been at any time within the year prior to the Closing Date a customer of any member of the Company Group; or

(c)

for a period of two (2) years from the Closing Date induce or attempt to induce any supplier of any member of the Company Group to cease to supply, or to restrict or vary the terms of supply, to that company, provided, however, that this Section 5.6(c) shall not supersede or change any of the terms of any supply agreements entered into by Euronext Paris with any member of the Company Group; or

(d)	for a period of two (2) years from the Closing Date induce or attempt to induce any director or senior executive employee (meaning an employee earning more than €90,000 per year in base salary or €150,000 per year in salary and bonus) of the Company and its Affiliates to leave the employment of the Company or Affiliates with a view to hiring such person; or

(e)	make use of or (except as required by Law or any competent Governmental Authority) disclose or divulge to any third party any information of a secret or confidential nature relating to the processes, business or affairs of the Company and its Affiliates; or

(f)	use any trade name used by the Company and its Affiliates as at the Closing Date or any other name intended or likely to be confused with such a trade name.

For the purposes of this Section 5.6: a Seller is concerned in a business if he/it carries it on as principal or agent or if: (i) he/it is a partner, director, employee, secondee, consultant or agent in, of or to any Person who carries on the business; (ii) or he/it has any direct or indirect financial interest (as shareholder or otherwise) in any Person who carries on the business; or (iii) he/it is a partner, director, employee, secondee, consultant, or agent in, of or to any Person who has a direct or indirect Controlling financial interest (as shareholder or otherwise) in any Person who carries on the business, disregarding, with respect to (ii) and (iii) above, any financial interest in securities which amount to less than five per cent of the share capital and/or carry less than five per cent of the voting rights; provided, however, that in the event that the Person (other than any Seller) who carries on the competitive business(es) is also active in any business(es) other than the one(s) competing with those of the Company Group on the date hereof, nothing in Section 5.6(a) above shall refrain the Sellers from engaging themselves in any such non-competing business(es), in the capacity as director, employees, consultant or agent, provided that the competitive business is not a material part of the business of that Person’s business.

Nothing in Section 5.6(a) shall restrict Euronext Paris or its Affiliates from (i) carrying out, directly or indirectly, those of their activities which compete with those of the Company and its Subsidiaries as at the date of this Agreement, it being agreed that, for the purposes of this Section 5.6, Atos Euronext Market Solutions Holding S.A.S. and its Subsidiaries shall be considered as Affiliates of Euronext Paris and (ii) carrying out, directly or indirectly, the activities, which compete with those of the Company and its Subsidiaries as at the Closing Date, of any business acquired by Euronext Paris or its Affiliates, provided that such competing activities represent no more than twenty percent (20%) of this acquired business’ revenues at the time of the acquisition.

For the avoidance of doubt, nothing in this Section 5.6 shall be applicable to the proper performance by the Sellers (in accordance with the terms thereof) of agreements entered into between any Seller and the Purchaser, any of its Affiliates and any member of the Company Group, including, but not limited to, employment agreements, agency agreements and consultancy agreements.

Section 5.7 Expenses. All fees, costs and other expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated herein shall be borne by the Party that incurred such fee, cost or other expenses and neither Party will at any time for any reason whatsoever be under any obligation to compensate the other for such fees, costs or other expenses. Notwithstanding anything herein to the contrary, the Purchaser undertakes to the Sellers that it will bear and pay (i) any stamp or registration duties or other transfer taxes incurred on, or in connection with, the Transaction and the execution of this Agreement, (ii) all fees and commissions of the Investment Services Provider, (iii) all the fees, costs and other expenses incurred by the Purchaser, the Substituted Affiliate or any other Affiliates in connection with the Offer and (iv) in the event that the Closing does not take place for any reason whatsoever, by way of prompt indemnification to the Company any costs and expenses incurred by the Company with respect to the independent expert referred to in Section 5.4.6.

Section 5.8 Refinancing.

5.8.1	No later than on the Closing Date, the Purchaser shall, to the extent necessary, enter into agreements with banks in order to provide the Company with adequate financing to refinance on the Closing Date any credit facility or debt instrument of the Company or any of the Subsidiaries that could otherwise be accelerated as a result of, or in connection with, the Transaction or any transactions contemplated herein. The Purchaser acknowledges and agrees that the Sellers and each of their respective Affiliates shall have no liability therefor.

5.8.2	The Parties acknowledge that Euronext Paris has indicated that it will request the early repayment of all amounts due under, and termination of the Euronext Shareholder Loan Agreement, in accordance with the terms of the Euronext Shareholder Loan Agreement. As a result, as from the Closing Date, the Purchaser shall, to the extent necessary, provide financing to the Company so that any principal amounts, accrued interest and any other amount due to Euronext Paris under the Euronext Shareholder Loan Agreement have been fully repaid by payment in cash by the Company no later than three (3) Business Days following the Closing Date.

Section 5.9 Offer. The Parties acknowledge that, upon completion of the Transaction and in accordance with applicable takeover bid regulations, the Purchaser will file with the AMF a mandatory tender offer (offre publique obligatoire) under the simplified procedure, to purchase the remaining shares of the Company (the “Offer”). Subject to the limitations imposed by Law and, as the case may be, by existing confidentiality arrangements, the Sellers shall (i) procure that the Company provide the Purchaser, as soon as reasonably practicable following a request, with the information and assistance that the Purchaser may reasonably request in connection with the preparation of the Purchaser Offer documentation, (ii) provide the Purchaser, as soon as reasonably practicable following a request, with the information that the Purchaser may reasonably request in connection with the defense in any proceedings that may hinder the implementation of the Offer, and (iii) refrain from doing anything which would have an adverse effect on the outcome of the Offer and/or would make the Offer more onerous to the Purchaser (in particular, the Sellers shall as from the date of this Agreement refrain from acquiring any share of GL Trade in addition to the Sellers GL Trade Shares, except through the exercise of their existing stock options, to the extent legally possible under applicable Law). The rights of the Purchaser under this paragraph shall not extend to being granted access to information which is reasonably regarded as confidential to the activities of FM or any member of the Company Group prior to the Closing Date.

Section 5.10 Delegation. The Sellers hereby delegate the Purchaser to FM in accordance with Articles 1275 et seq. of the French Civil Code for the payment of the Delegated Amount on the Closing Date. Each of the Purchaser and FM expressly accepts the above delegation. This delegation is an imperfect delegation (délégation imparfaite).

Section 5.11 GL Multimedia. The Parties acknowledge and agree that the Sellers shall cause the Company to purchase on or prior to the Closing Date all of the 2,751 shares in GL Multimedia S.A. held by Euronext Paris for a price equal to €1,065,000.

ARTICLE 6

INDEMNIFICATION

Section 6.1 Indemnification Principles.

6.1.1	Subject to the limitations in this Article 6, each Seller, acting for his/its own account and not severally and jointly (à titre non solidaire) with the other Sellers, except for Mr. Louis-Christophe Laurent who shall remain jointly and severally liable (solidaire) with Gagnières, shall indemnify the Purchaser for:

(a)

any Losses resulting directly from any breach of any representation or warranty of the Sellers contained in Sections 3.1 and 3.2.1 through 3.2.10; provided, however, that (i) for breach of any representation or warranty contained in Sections 3.2.1, 3.2.4, 3.2.6, 3.2.7, 3.2.8 (only to the extent it would relate to an undertaking made by FM), 3.2.9 and 3.2.10, each Seller’s payment obligation in respect of the relevant Loss shall be proportionate to the number of FM Shares sold by such Seller to the Purchaser as set forth in front of his/its name in paragraph (A) of the Preamble, (ii) for breach of any representation or warranty contained in Sections 3.1, 3.2.3 and 3.2.5, each Seller’s payment obligation in respect of the relevant Loss shall be proportionate to the number of GL Trade Shares sold by such Seller, directly and indirectly through FM, to the Purchaser as set forth in Exhibit 6.1.1(a) and (iii) for breach of any representation or warranty contained in Section 3.2.2, each Seller’s payment obligation in respect of the relevant Loss shall be proportionate to the number of Seller GL Trade Shares sold by such Seller as set forth in front of his/its name in paragraph (C) of the Preamble;

(b)	any Liability of FM, (i) which was not accounted for or which was insufficiently accounted for in the Financial Statements and the cause of which results directly from an event which occurred or a circumstance which existed prior to the Closing Date, including any requirement on FM to pay any Taxes not provided in the Financial Statements, in relation to the period prior to the Closing Date, but excluding any deferred Tax liability on unrealized capital gains on the FM GL Trade Shares, or (ii) which results from any Transaction Costs, whether accounted for in the Financial Statements or not, minus that part of Transaction Costs to be paid on Closing through the payment to FM by the Purchaser of the Delegated Amount, or any amount paid by the Sellers to FM under the Indemnification Obligations provided, however, that each Seller’s payment obligation in respect of the relevant Liability shall be proportionate to the number of FM Shares sold by such Seller to the Purchaser as set forth in front of his/its name in paragraph (A) of the Preamble;

(c)	64.52% of (x) any Losses resulting directly from any breach of any representation or warranty of the Sellers contained in Section 3.2.8 (only to the extent it would relate to an undertaking made by the Company Group) and Sections 3.2.11 through 3.2.21 (including for the avoidance of doubt Section 3.2.15(iii)), (y) any TT Losses of up to a maximum aggregate amount of US$15,499,070 (corresponding to a maximum indemnity of US$10,000,000) and/or (z) any Losses arising directly from the claim made in November 2005 by Tradition UK against Nyfix Overseas Inc. (now named GL Trade Overseas Inc.) as described in schedule 3.12 of the disclosure schedules of the share purchase agreement entered into among the Company, Nyfix Inc. and Nyfix Overseas Inc. on August 25, 2006 (included in the Data Room); provided, however, that, in each case, each Seller’s payment obligation in respect of the relevant Loss or TT Loss, as applicable, shall be proportionate to the number of GL Trade Shares sold by such Seller, directly and indirectly through FM, to the Purchaser as set forth in Exhibit 6.1.1(a); and/or

(d)	If and when the aggregate amount of the TT Losses exceeds US$15,499,070, 50% of the portion of the aggregate TT Losses in excess of US$15,499,070 and up to a maximum aggregate amount of TT Losses of US$39,499,070 (corresponding to an additional maximum indemnity of US$12,000,000) (for the sake of clarity, the provisions of subparagraph (c)(y) apply to the portion of the aggregate TT Losses up to US$15,499,070); provided, however, that each Seller’s payment obligation in respect of the relevant TT Loss shall be proportionate to the number of GL Trade Shares sold by such Seller, directly and indirectly through FM, to the Purchaser as set forth in Exhibit 6.1.1(a).

6.1.2	Except for any liability of the Sellers under subparagraphs (b), (c)(y), (c)(z) and (d) of Section 6.1.1 above, no Seller shall however be liable to indemnify the Purchaser in connection with any matter:

(a)	Fairly Disclosed in the Information; or

(b)	that is Fairly Disclosed in this Agreement (including, for the avoidance of doubt, in any of its exhibits; it being specified for the avoidance of doubt that any disclosure made in an exhibit relating to a given representation is deemed to be made against all the other representations).

Any payment made by any Seller under this Article 6 shall be considered as a reduction in (i) the FM Shares Purchase Price paid to such Seller if made under subparagraphs (a)(i) and/or (b) of Section 6.1.1 above, (ii) the GL Trade Shares Purchase Price paid to such Seller if made for breach of any representation or warranty contained in Section 3.2.2, or (iii) the FM Shares Purchase Price and the GL Trade Shares Purchase Price paid to such Seller based on the pro rata portion of the Purchase Price for which the FM Shares Purchase Price and the GL Trade Shares Purchase Price account, respectively, if made under subparagraphs (a)(ii), (c) and/or (d) of Section 6.1.1.

Section 6.2 Claim Notice. In order to be valid, any claim made by the Purchaser pursuant to Section 6.1 above (a “Claim”) should give rise to a written notice to the Seller, specifying (in reasonable detail) the matter which gives rise to the Claim, the nature of the Claim, the amount, if available, claimed in respect thereof (setting forth, in reasonable detail, the Purchaser’s calculation of the Loss thereby alleged to have been suffered by it), any supporting documentation and the date on which any member of the Company Group became aware of the grounds for the Claim (a “Claim Notice”).

Section 6.3 Time limits. In order to be valid, any Claim Notice shall be notified within the following time limits:

(a)	in the case of a Claim based on a breach of the representations and warranties contained in Sections 3.2.1 and 3.2.2 until the third (3rd) anniversary of the Closing Date; or

(b)	in the case of a Claim based on a breach of the other representations and warranties contained in Sections 3.1 and 3.2.3 through 3.2.21 and/or a Claim made pursuant to subparagraphs (b) and (c)(z) of Section 6.1.1, within eighteen (18) months from the Closing Date; or

(c)	in the case of a Claim made pursuant to subparagraphs (c)(y) and/or (d) of Section 6.1.1, within seven (7) years from the Closing Date.

Any Claim Notice so notified shall (if it has not been previously accepted, satisfied, settled or withdrawn) be deemed to be withdrawn six (6) months (or twelve (12) months for a Claim with respect to a TT Loss) after the relevant time limit set out above unless court proceedings in respect of it have been initiated against the Sellers, or unless negotiation to reach settlement agreement, expertise or court or arbitration proceedings in respect of it have been initiated with or against any third party (i) to resist that third party claim which has given rise to the relevant Claim Notice or (ii) to definitively determine the amount of such third party claim, in accordance with Article 6.10 below, in which case any such Claim Notice so notified shall only be deemed withdrawn six (6) months (or twelve (12) months for a Claim with respect to a TT Loss) after the date at which the amount of the Loss (or the TT Loss, respectively) in respect of such Claim Notice is definitively ascertained and/or determined unless, in case of disagreement with the Sellers on the principle or amount of the indemnification for such ascertained third-party claim, court proceedings have been initiated by the Purchaser against the Sellers.

Section 6.4 Minimum Claims. No indemnity shall be due by the Sellers in respect of any Claim if the amount for which the Sellers would be liable under this Article 6, but for this Section 6.4, in respect of such Claim does not exceed a threshold of (i) €200,000 for any Claim made pursuant to subparagraph (b) of Section 6.1.1 (except for any Claim in relation to any Transaction Costs, where no such threshold shall apply) and any Claim based on a breach of the representations and warranties contained in Sections 3.2.1, 3.2.6, 3.2.7, 3.2.8 (only to the extent it would relate to an undertaking made by FM), 3.2.9 and 3.2.10, and (ii) of €300,000 for any other Claim; it being understood that if such amount is exceeded in respect of a given Claim, subject as otherwise provided in this Agreement, the full amount of such liability in respect of that Claim shall be recoverable from the Sellers (without prejudice to the other provisions of this Agreement and in particular to the provisions of Section 6.5) and it being further provided for purposes of this Section 6.4 that all Claims arising from the same facts or circumstances shall be treated as a single Claim.

Section 6.5 Deductible. No indemnity shall be due by the Sellers in respect of any Claim made pursuant to subparagraphs (a) and (c)(x) of Section 6.1.1, unless (i) the Claim is based on a breach of the representations and warranties contained in Sections 3.2.1, 3.2.6, 3.2.7, 3.2.8 (only to the extent it would relate to an undertaking made by FM), 3.2.9 and 3.2.10, or (ii) the aggregate amount for which the Sellers are liable under this Article 6 (taking into consideration, in particular, the provisions of Section 6.4) with respect to Claims made pursuant to paragraphs (a) and (c)(x) of Section 6.1.1 (save for any Claim based on a breach of the representations and warranties contained in Sections 3.2.1, 3.2.6, 3.2.7, 3.2.8 (only to the extent it would relate to an undertaking made by FM), 3.2.9 and 3.2.10) exceeds a deductible equal to €2,000,000, it being understood that if such deductible is exceeded, the Sellers shall only be liable for the amounts in excess of such deductible, subject to the maximum liability pursuant to Section 6.6 below. For the avoidance of doubt this Section 6.5 shall not limit or reduce the indemnification rights of the Purchaser in respect of any Claim made pursuant to subparagraphs (b), (c)(y), (c)(z) and (d) of Section 6.1.1 or any Claim based on a breach of the representations and warranties contained in Sections 3.2.1, 3.2.6, 3.2.7, 3.2.8 (only to the extent it would relate to an undertaking made by FM), 3.2.9 and 3.2.10.

Section 6.6 Maximum Liability. Subject to Section 6.5 above, (i) the cumulative aggregate amount for which the Sellers may be liable for breach of the representations made under Sections 3.1 and 3.2 (other than under Sections 3.2.1 and 3.2.2) and pursuant to subparagraphs (c)(y), (c)(z) and (d) of Section 6.1.1 shall not exceed fifteen percent (15%) of the Purchase Price and (ii) the cumulative aggregate amount for which the Seller may be liable for breach of the representations made under Sections 3.2.1 and 3.2.2 and pursuant to subparagraph (b) of Section 6.1.1 shall not exceed the Purchase Price.

Section 6.7 Deduction of Certain Amounts.

6.7.1

Any indemnification due by the Sellers under this Article 6 shall be reduced by the amount of the insurance proceeds or any amount (whether by payment, discount, credit, relief or otherwise) actually received or recovered from a third party by FM, the relevant member of the Company Group, the Purchaser or any of its Affiliates in connection with the Loss for which such indemnification is due. In the event said insurance proceeds or amounts are received or recovered after the indemnification due hereunder is paid by the Sellers, the Purchaser shall pay, or shall procure that FM, the relevant member of the Company Group or the Purchaser or any of its Affiliates pays, to the Sellers (pro rata the allocation of the FM Shares Purchase Price or the GL Trade Shares Purchase Price, depending on whether the concerned indemnification is considered a reduction of any of them in accordance with Section 6.1.2 above) an amount equal to (i) said insurance proceeds or amounts received or recovered or (ii) if less, the indemnification paid by the Sellers to the Purchaser in respect of such Loss; and on the basis that there will be deducted from the insurance proceeds or any amount (whether by payment, discount, credit, relief or otherwise) actually received or recovered from a third party by FM, a member of the Company Group, the Purchaser or any of its Affiliates in connection with the Loss, all the reasonable costs and expenses directly incurred by FM, a member of the Company Group, the Purchaser or any of its Affiliates in making such recovery, including any related increase in insurance premiums directly and solely resulting from the relevant Loss.

6.7.2	The amount of the indemnification for which the Sellers may be liable will be calculated after deducting the amount of any benefit received or realized by FM, the members of the Company Group or the Purchaser on account of the Loss giving rise to the Claim and resulting from any reduction, savings or recovery of debts and Taxes, including in particular Tax savings (in the form of either immediate Tax reduction or increase in Tax loss carry-forward) benefiting to FM or the relevant member of the Company Group as a result of the Tax deductibility of said Loss.

6.7.3	Any indemnification due by the Sellers under this Article 6 shall be reduced in respect of any Claim if a provision is made for the matter giving rise to the Claim in the Financial Statements or the Consolidated Financial Statements, as appropriate, and to the extent of such provision.

Section 6.8 Other Limitations.

6.8.1	A Loss shall be eligible for indemnification by the Sellers to the extent and only to the extent such Loss has effectively been sustained by the Purchaser, FM or a member of the Company Group and shall be computed without regard to any valuation multiple that may have been used in determining the Purchase Price.

6.8.2	If a Claim is based upon a liability which is contingent only, no indemnification shall be due by the Sellers unless and until such liability is actually suffered.

6.8.3	The amount of the indemnity due by any Seller in connection with a Loss sustained by a member of the Company Group shall be calculated by applying the percentage of the direct and/or indirect shareholding held by such Seller, directly and indirectly, in the share capital of said member of the Company Group at the Closing Date.

6.8.4	The Sellers shall not be held liable for indemnification to the extent the Loss for which indemnification is sought is attributed to any voluntary action or omission on the part of the Purchaser, FM and/or any member of the Company Group after the Closing Date, except for actions required to comply with any binding obligation under applicable Law or the applicable accounting principles on or before the Closing Date.

6.8.5	Any Loss arising from a Tax adjustment notified by a Governmental Entity which has the effect of transferring an expense, income or deduction from one financial year to another or gives rise to a corresponding Tax credit or permits FM or any member of the Company Group to avoid or to reduce an effective Tax for an equal amount, will be limited in amount to the amount of applicable penalties and late payment interest due by FM or any member of the Company Group.

6.8.6	If an amount of VAT is subject to a Tax adjustment notified by a Governmental Entity and such VAT is recoverable, a Claim may only be made for the amount of penalties and late payment interest arising from such Tax adjustment.

6.8.7	The Sellers shall not be liable for indemnification to the extent the Claim is a result of any Law that was not enacted as of the Closing Date.

6.8.8	The Sellers shall not be liable to the Purchaser (or such liability shall be reduced) for any indemnification under this Article 6 to the extent that the subject matter of the Claim is expressly taken into account in the calculation of the Post-Closing Purchase Price Adjustment.

Section 6.9 Mitigation of the Matter Giving Rise to the Claim. After the Purchaser has become aware of a situation giving rise to a Loss that may give rise to indemnification hereunder, the Purchaser shall use its best efforts so that all commercially reasonable measures and steps are taken by FM or the relevant members of the Company Group and all commercially reasonable assistance is given by FM or the members of the Company Group in order to avoid or minimize the amount of such Loss, subject however to the interest (intérêt social) of the Purchaser, FM and the relevant member of the Company Group, and taking into account what can be expected in such respect from a “bon père de famille” acting in good faith; it being further agreed that any costs and expenses related to such mitigating action, if reasonably incurred, shall constitute, for the avoidance of doubt, part of the Loss in respect of which the Claim may be made. Nothing in this provision shall require, in relation to the TT Patents, the Purchaser or any member of the Company Group to take the initiative of removing any current software from any customers of the Company Group, or any portion thereof.

Section 6.10 Conduct of Claims. The Purchaser shall, when aware of any matter that may give rise to a Claim against the Sellers:

(a)	give to the Sellers a Claim Notice no later than twenty (20) Business Days after any member of the Company Group becomes aware of such matter;

(b)	allow, and shall procure that FM or the members of the Company Group allow, the Sellers (and their advisors) to have reasonable access to FM or the relevant member of the Company Group in order to investigate the matter or circumstance alleged to give rise to such Claim;

(c)	allow, and shall procure that FM or the members of the Company Group allow, each Seller to participate at its own costs in the defense of any third party claim giving rise to the Claim upon condition that any such Seller elects to do so no later than thirty (30) calendar days from receipt of a notice from the Purchaser requesting such election to be made or, in the case of emergency court proceedings or where a reply to a notification made by any Governmental Authorities must be given within a specified time period, such earlier time as is necessary to permit necessary actions, and the Purchaser shall in good faith take into account the opinion of such Seller as to the conduct of the defense of such third party claim and shall allow or procure FM or the relevant member of the Company Group to allow such Seller and its advisors to make comments with respect to any written submission of pleadings;

(d)	abstain from, and shall procure that FM or the relevant member of the Company Group shall abstain from, compromising or settling without the prior consent of the Sellers, which shall not be unreasonably withheld or delayed taking into account inter alia the corporate or commercial interest of FM or the relevant member of the Group Company.

Any indemnification due in connection with a Claim involving the payment of money shall only be due after the amount becomes finally due after completion of all commercially reasonable recourses, unless the Purchaser, FM or the relevant member of the Company Group is required by Law or a binding decision of a Governmental Authority to make a payment or to pay any amount under a binding compromise or settlement agreement entered into in accordance with the provisions of this Section 6.10, in which case (i) with respect to any payment to be made, half of the indemnification due by the Sellers under this Article 6, and (ii) with respect to any payment to be made under a compromise or settlement agreement, all of the indemnification due by the Sellers under this Article 6, becomes due and shall be paid within thirty (30) calendar days from the date of notification by the Purchaser to the Sellers of the determination of such payment.

In the event that, after the Sellers have paid the amount due by them in relation to a Claim under paragraph (i) above:

- any proceeds or amounts are received or recovered by FM, the relevant member of the Company Group or the Purchaser or any of its Affiliates in relation to such Claim pursuant to a binding decision of a Governmental Authority after completion of all commercially reasonable recourses, the Purchaser shall pay, or shall procure that FM, the relevant member of the Company Group or the

Purchaser or any of its Affiliates pays, to the Sellers (pro rata the allocation of the FM Shares Purchase Price or the GL Trade Shares Purchase Price, depending on whether the concerned indemnification is considered a reduction of any of them in accordance with Section 6.1.2 above) an amount equal to (i) said amounts received or recovered or (ii) if less, an amount equal to the amount paid by the Sellers to the Purchaser in respect of such Claim. Any such amount shall be (i) increased by an interest on such amount calculated on the basis of the Euribor three month rate for the period from (but excluding) the date on which the Sellers’ payment was made under the above paragraph to (and including) the date of the payment of such amount to the Sellers, and (ii) reduced by all the reasonable costs and expenses directly incurred by FM, a member of the Company Group, the Purchaser or any of its Affiliates in making such recovery (provided, however, for the avoidance of doubt, that the aggregate amount of such reasonable costs and expenses together with any indemnification remaining due by the Sellers exceed the applicable minimum amount set forth in Section 6.4) and shall be paid within thirty (30) calendar days from the Governmental Authority’s binding decision; and

- the Purchaser, FM or the relevant Group Company is required by a binding decision of a Governmental Authority after completion of all commercially reasonable recourses to make a final payment in relation to such Claim which is in excess of the amount paid by the Sellers under paragraph (i) above, the Sellers shall pay within thirty (30) calendar days from the date of notification by the Purchaser to the Sellers of the determination of such payment, an amount equal to such excess increased by an interest on such amount calculated on the basis of the Euribor three month rate for the period from (but excluding) the date on which the Sellers’ payment was made under paragraph (i) above to (and including) the date of the payment of said excess by the Sellers.

For the purpose of this Section 6.10, in the case the Sellers do not share a common view as to the conduct of the defense against any third party claim, and in particular, with respect to Article 6.10 (d), in the case the Sellers disagree on whether or not a consent shall be given to a proposed compromise or settlement, the Purchaser shall be authorized to only take into account the decision of the majority of the Sellers, such majority being at least two-thirds of the total number of GL Trade Shares sold by the Sellers, directly and indirectly through FM, to the Purchaser as set forth in Exhibit 6.1.1(a). Any failure by a Seller to reply to the Purchaser’s notice within thirty (30) calendar days or, in the case of emergency court proceedings or where a reply to a notification made by any Governmental Authorities must be given within a specified time period, such earlier time notice as is necessary to permit necessary actions, shall conclusively mean that such Seller has accepted, without reservations, the proposal made by the Purchaser with respect to the relevant third party claim.

In the case of emergency court proceedings or where a reply to a notification made by any Governmental Authorities must be given within a shorter time period than the above mentioned thirty (30) calendar day period, the Purchaser shall, and shall procure that FM, the Purchaser or the relevant member of the Company Group shall take all commercially reasonable actions to seek from the third party or Governmental Authority concerned an extension of the period during which a final decision must be made.

Section 6.11 No Other Representations. The Sellers neither make any representation nor give any warranty to the Purchaser other than as specifically provided for in this Agreement. Without limiting the generality of the foregoing, the Sellers make no representation and give no warranty to the Purchaser with respect to financial projections, budgets or management analyses relating to any member of the Company Group and to the future profitability and financial performance of any member of the Company Group.

ARTICLE 7

TERMINATION

Section 7.1 Termination.

7.1.1	Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transaction abandoned at any time prior to the Closing:

(a)	by mutual written agreement of all the Sellers and of the Purchaser;

(b)	by the Purchaser, if there shall have been a material breach of any of the covenants set forth in this Agreement on the part of the Sellers that (if curable) is not cured within twenty (20) Business Days after notice thereof;

(c)	by any Seller, if there shall have been a material breach of any of the covenants set forth in this Agreement on the part of the Purchaser that (if curable) is not cured within twenty (20) Business Days after notice thereof; provided, however, that any breach of Section 5.1.1 is deemed not to be curable;

(d)	by any Seller, if the Closing does not occur within three (3) months following the date hereof, or four (4) months following the date hereof in the event the Antitrust Authority opens a phase 2 review in relation to the Transaction, so long as the Party wishing to terminate this Agreement under this Section 7.1.1(d) shall not have breached its obligations under Sections 5.1 and 5.2 in any manner that shall have caused the failure to complete the Transaction on or before such date;

(e)

by the Purchaser, if the Closing does not occur on the earliest of four (4) months following the date hereof and February 28, 2009, provided, however, that the Purchaser shall not have the right to terminate this Agreement under this Section 7.1.1(e) in the event that the Purchaser has breached its obligations under this Agreement in any manner that shall have caused the failure to complete the Transaction on or before such date;

(f)	by any of the Sellers or the Purchaser in the event that the conditions set forth in Section 4.2 are not satisfied on or prior to the Closing and the situation is not remedied within three (3) months following the date hereof.

7.1.2	In the event of termination by any Seller or the Purchaser pursuant to this Section 7.1, written notice thereof shall forthwith be given to the others Parties and, except as provided in Section 7.2, the Transaction shall be terminated without further action by any Party.

Section 7.2 Effect of Termination. If this Agreement is terminated and the Transaction is abandoned as described in Section 7.1, this Agreement shall become null and void and of no further force and effect, and there shall be no further obligation on the part of either Party, except that Articles 1, 5.7, 7.2, 8, 9, 10.1, 11, 12, 13 and 14 shall survive any such termination.

Nothing in this Section 7.2 shall be deemed to release any Party from (i) any liability for any breach by such Party of the terms and provisions of this Agreement prior to the time of termination, and (ii) the Confidentiality Agreement.

Section 7.3 Break up. If the Purchaser elects to terminate this Agreement in accordance with Section 7.1.1(b) as a result of a willful material breach on the part of the Sellers and the Sellers enter within six (6) months from the date of this Agreement into a transaction similar to or having the same economic effect as the Transaction (including without limitation through the transfer to a third party of the Control of FM or of the Company or of all or a substantial part of the Company Group’s assets), the Sellers shall (without prejudice to any other rights or remedies available to the Purchaser) promptly pay to the Purchaser a lump sum indemnity equal to eight (8) million euros.

ARTICLE 8

NOTICES

Section 8.1 All notices or communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made (i) on the date stated on the receipt, if hand delivered or sent by overnight courier, against a receipt signed and dated by or on behalf of the addressee, (ii) on the date of the first presentation to the addressee, if sent by registered mail with return receipt requested, or (iii) on the day after the date of dispatch, if sent by facsimile or telecopy (with a copy simultaneously sent by overnight courier, postage prepaid, return receipt requested). E-mail communications shall not be regarded as satisfying the requirements of this Article 8.

8.1.1	If to Sellers

Euronext Paris

Address: 39, rue Cambon, 75039 Paris Cedex 01, France

Facsimile: +33 1 49 27 [—]

Attn: Mr. Jean-François Théodore

Mr. Pierre Gatignol

Address:

Facsimile: +33 1[—]

Mr. Louis-Christophe Laurent

Address:

Facsimile: +33 1 [—]

Mr. Frédéric Morin

Address:

Facsimile: +33 1 [—]

Gagnières

Address: Parc de la Cour Senlisse, 78720 Senlisse, France

Facsimile: +33 1[—]

Attn: Mr. Louis-Christophe Laurent

8.1.2	If to Purchaser:

SunGard Data System Inc.

Address: 680 East Swedesford Road, Wayne, Pennsylvania 19087, United

States of America

Facsimile: +1 610 225 1120

Attn: Chief Financial Officer

With a copy to:

SunGard Data System Inc.

Address: 680 East Swedesford Road, Wayne, Pennsylvania 19087, United

States of America

Facsimile: +1 610 687 3725

Attn: General Counsel

Section 8.2 In the event of any change in the details listed in Sections 8.1.1 and 8.1.2 or any new details as subsequently notified to the other Party, the Party concerned shall be obliged to notify the other Party about the new details within seven (7) days from their change otherwise any notice sent with the use of previous details shall be deemed to have been duly delivered.

Section 8.3 Any notices shall be in English.

ARTICLE 9

WAIVER, AMENDMENT

Section 9.1 Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective.

Section 9.2 No failure or delay by one Party to exercise any of its rights and privileges granted or arising hereunder shall be deemed a waiver of any of these rights or privileges nor shall it bar their exercise in the future.

Section 9.3 There shall be no amendments to this Agreement without the prior written agreement of all Parties hereto. No course of action adopted by any of the Parties shall be deemed an amendment (whether express or implied) to any of the provisions hereof.

ARTICLE 10

ASSIGNMENT, SUBSTITUTION

Section 10.1 No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

Section 10.2 Notwithstanding the above, the Purchaser shall have the right to require that one of its Affiliates (a “Substituted Affiliate”) succeed to and be substituted for all of its rights and obligations under this Agreement and become a Purchaser under this Agreement provided that (i) the Purchaser shall provide written notice to the Sellers of any such substitution prior to such substitution together with the written confirmation of the Substituted Affiliate that it agrees to succeed to and be substituted for all the Purchaser’s rights and obligations hereunder including the delegation set forth in Section 5.10 and (ii) the Purchaser hereby guarantees, and shall remain jointly (solidairement) and indivisibly (indivisiblement entre eux) liable for, the Substituted Affiliate’s performance of any and all obligations of the Purchaser under this Agreement.

ARTICLE 11

PUBLIC ANNOUNCEMENT - CONFIDENTIALITY

Except to the extent required by applicable Law, and subject to the terms of the Confidentiality Agreement, the Parties will mutually agree on the nature, content and timing of any and all publicity, public announcements, press releases or other public disclosures regarding this Agreement or the transactions contemplated herein (including, but not limited to, on any web site). The Purchaser and the Sellers acknowledge that each of them will have to notify the AMF, the Company and the public of their crossing ownership thresholds and are free to do so to the extent required by applicable Law or the articles of association of the Company. In any case, except to the extent required by applicable Law, each Party agrees and shall cause its Affiliates not to make any statements or announcement concerning the Transaction or the Offer without the prior approval of the other Parties, and the Sellers agree and shall cause FM and each member of the Company Group (a) not to directly or indirectly, encourage, solicit, initiate or continue any discussion or negotiation relating to the transfer of any interest in FM, the Company or any member of the Company Group or their respective assets, to any person or entity other than the Purchaser; (b) not to supply any information or afford access to the business, properties, assets, books or records of FM, the Company and any member of the Company Group to any person or entity other than the Purchaser in relation to any transaction similar to, or with the same purpose as, the Transaction; (c) to instruct their advisers, agents and representatives to comply with the undertakings provided for under paragraphs (a) through (b) above.

ARTICLE 12

GOVERNING LAW AND JURISDICTION

Section 12.1 This Agreement shall be governed by and construed in accordance with the laws of the Republic of France, including validity, interpretation and effect without regard to principles of conflicts of law.

Section 12.2 Any dispute, claim or controversy arising out of or relating to this Agreement, or the interpretation or breach hereof, shall be referred to the exclusive jurisdiction of the Tribunal de Commerce of Paris.

ARTICLE 13

SEVERABILITY

If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to this Agreement. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of this Agreement, including that provision, in any other competent jurisdiction.

ARTICLE 14

ENTIRE AGREEMENT

Save for the Confidentiality Agreement, this Agreement represents the entire agreement existing between the Parties relative to the subject matter hereof and supersedes all previous negotiations, discussions, correspondence, communications, understandings and agreements between the Parties relating to such subject matter.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written, in six (6) originals.

in Paris, France, Euronext Paris	in SunGard

Name:	Mr. Théodore	Name:	Mr.
	[Mr. Pierre Gatignol]		[Mr. Frédéric Morin]

	[Mr. Louis-Christophe Laurent]		Gagnières

		Name:	Mr. Louis-Christophe Laurent

Exhibit 10.1

EXECUTION COPY

GOLDMAN SACHS CREDIT PARTNERS L.P. 85 Broad Street New York, New York 10004	CITIGROUP GLOBAL MARKETS INC. 390 Greenwich Street New York, New York 10013	LEHMAN BROTHERS INC. LEHMAN COMMERCIAL PAPER INC. LEHMAN BROTHERS COMMERCIAL BANK 745 Seventh Avenue New York, New York 10019	KKR CAPITAL MARKETS LLC

CONFIDENTIAL

July 31, 2008

SunGard Data Systems Inc.

680 East Swedesford Road

Wayne, PA 19087-1605

Attention: Mr. Michael	J. Ruane

   Chief Financial Officer

SunGard Data Systems Inc.

Bridge Commitment Letter

Ladies and Gentlemen:

SunGard Data Systems Inc. (the “Borrower” or “you”), has advised each of Goldman Sachs Credit Partners L.P. (“GSCP”), Citigroup Global Markets Inc. (“CGMI”), Lehman Brothers Inc. (“Lehman”), Lehman Commercial Paper Inc. (“LCPI”), and Lehman Brothers Commercial Bank (together with LCPI, “Lehman Lenders”), and KKR Capital Markets LLC (“KCM” and, together with GSCP, CGMI, Lehman and Lehman Lenders, the “Commitment Parties,” “we” or “us”) that the Borrower intends to, directly or indirectly, acquire substantially all of the outstanding equity interests of GL Trade S.A., a French company (the “Acquired Company”) and to consummate the other Transactions (as defined in Exhibit A attached hereto) described in the transaction description attached hereto as Exhibit A (the “Transaction Description”). Capitalized terms used but not defined herein have the meanings assigned to them in the Transaction Description and the Bridge Facility Summary of Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”). “Citigroup” shall mean Citigroup Global Markets Inc. (“CGMI”), Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as CGMI shall determine to be appropriate to provide the services contemplated herein.

In connection with the Transactions, each of GSCP, CGMI (on behalf of Citigroup), Lehman Lenders and KCM (in such capacity, collectively, the “Initial Lenders”) is pleased to advise you of its several, but not joint, commitment to provide the percentage of the entire aggregate principal amount of the Facility as set forth in Schedule A hereto, upon the terms and subject to the conditions expressly set forth or referred to in this Commitment Letter and in the Term Sheet.

You hereby appoint (a) GSCP and CGMI to act, and each of GSCP and CGMI hereby agree to act, as joint lead arrangers for the Facility and (b) GSCP, CGMI, and Lehman to act, and GSCP, CGMI, and Lehman hereby agree to act, as joint bookrunners for the Facility (in such capacity, the “Joint Bookrunners”). It is agreed that GSCP shall have “left” placement in any and all marketing materials or other documentation used in connection with the Facility and shall hold the leading role and responsibilities conventionally associated with such “left” placement, including maintaining sole “physical books” in respect of the Facility. It is agreed that no other arrangers, bookrunners, agents or co-agents will be appointed without the approval of each Commitment Party and no Lender (as defined below) will receive compensation with respect to the Facility outside the terms contained herein and in the letter of even date herewith addressed to you providing, among other things, for certain fees relating to the Facility (the “Fee Letter”), in each case unless you and we so agree.

The Initial Lenders reserve the right, prior to or after the execution of definitive documentation for the Facility (the “Financing Documentation”), to syndicate all or a portion of the Initial Lenders’ several commitments hereunder to one or more banks, financial institutions or other institutional lenders reasonably acceptable to us (after consultation with you and the Sponsors (as defined in that certain Credit Agreement, dated as of August 11, 2005 (as amended, the “Credit Agreement”), among SunGard Holdco LLC, among Solar Capital Corp., the Overseas Borrowers (as defined therein) party thereto, the Borrower, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent)) that will become parties to the Financing Documentation pursuant to a syndication to be managed by us (after consultation with you and the Sponsors) (the banks, financial institutions and other institutional lenders becoming parties to the Financing Documentation, together with the Initial Lenders, being collectively referred to as the “Lenders”); provided that, the Initial Lenders agree that no Initial Lender will syndicate to those banks, financial institutions or other institutional lenders identified by you or any Sponsor in writing (including by email) prior to the date hereof; provided, further, that notwithstanding each Initial Lender’s right to syndicate the Facility and receive commitments with respect thereto, (a) no assignment of commitments of any Initial Lender prior to the date of the funding of the Facility (the “Closing Date”), shall reduce such Initial Lender’s obligation to fund its entire commitment in the event any assignee of such Initial Lender shall fail to do so on the Closing Date, and (b) each Initial Lender shall retain exclusive control over all rights and obligations with respect to its commitment, including all rights with respect to consents, modifications and amendments under the Facility until the Closing Date.

You agree to use your commercially reasonable efforts to assist the Joint Bookrunners in completing a syndication reasonably satisfactory to the Joint Bookrunners. You agree to actively assist us in achieving a timely syndication of the Facility, which we intend to conduct before the closing of the Facility (but which we reserve the right to conduct, and continue to conduct, after the closing of the Facility). Such assistance shall include (i) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing banking relationships and the existing banking relationships of the Sponsors and the Borrower, (ii) your causing direct contact between your senior management, representatives and advisors, on the one hand, and the proposed Lenders, on the other hand at mutually agreed upon times, (iii) your assistance in the preparation of a customary confidential information memorandum (the “Confidential Information Memorandum”) for the Facility and other customary marketing materials to be used in connection with the syndication (the “Information Materials”), (iv) the hosting, with the Joint Bookrunners, of a reasonable number of meetings to be mutually agreed upon of prospective Lenders at times and at a location to be mutually agreed upon, and (v) your using commercially reasonable efforts to obtain ratings from each of Standard & Poor’s Ratings Group (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) for the Facility and update your corporate credit rating and corporate family rating from each of S&P and Moody’s, respectively. You understand that we may decide to commence syndication efforts for the Facility promptly after the date hereof. Without limiting your obligations to assist with syndication efforts as set forth above, each Initial Lender agrees that the successful completion of such syndication is not a condition to its commitment hereunder. To ensure an orderly and effective syndication of the Facility, you agree that until the earlier to occur of (a) the date that is one year after the Closing Date and (b) the successful placement of the Notes, there shall be no competing offering, placement or arrangement of any debt securities or other debt financing by you or any of your subsidiaries (other than (i) the Notes, (ii) the senior secured term loan financing contemplated by the other commitment letter, dated as of the date hereof, between you and us, (iii) any refinancing, replacement or other modification of the Borrower’s existing receivables facility, (iv) any ordinary course financings or refinancings by the Acquired Company permitted under the Acquisition Agreement or (v) if the Closing Date occurs, any borrowing of senior secured loans under the Credit Agreement) without our prior written consent.

We will manage all aspects of the syndication, including, without limitation, selection of Lenders (after consultation with you and the Sponsors), determination of when the Joint Bookrunners will approach potential Lenders and the time of acceptance of the Lenders’ commitments, any naming rights, any title of agent or similar designations or roles awarded to any Lender, the final allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist the Joint Bookrunners in such syndication efforts, you agree to use your commercially reasonable efforts to provide promptly to us all customary information reasonably available to you with respect to you, the Acquired Company and your and its subsidiaries and the Transactions, including, without limitation, all reasonably available financial information concerning you and the Acquired Company and projections relating to you and the Acquired Company and the Transactions (including financial estimates, forecasts and other forward-looking statements, the “Projections”), as we may reasonably request in connection with the syndication of the Facility.

You hereby acknowledge that certain prospective Lenders (such Lenders, “Public Lenders”; all other Lenders, “Private Lenders”) may have personnel that do not wish to receive “material non-public information” (within the meaning of the United States federal securities laws) with respect to you, the Acquired Company and your and their respective subsidiaries, or your or their respective securities (collectively, “MNPI”), and who may be engaged in investment and other market-related activities with respect to such entities’ securities. You agree, at our request, to prepare a version of the Confidential Information Memorandum and Information Materials to be used in connection with the syndication of the Facility (which will be posted to IntraLinks or SyndTrak or by other similar electronic means), consisting exclusively of information and documentation that does not contain MNPI (the “Public Information Materials”). The parties hereto intend that the Public Information Materials will be substantially consistent with the information included in any offering memorandum for the offering of the Notes or in filings made with the Securities and Exchange Commission. Before distribution of any Information Materials (a) to prospective Private Lenders, you shall provide us with a customary letter authorizing the dissemination of the Information Materials and exculpating us with respect to any liability related to the use of the contents (and exculpating you, the Sponsors and the Acquired Company in the event of any unauthorized use) of the Information Materials by the recipients thereof and (b) to prospective Public Lenders, you shall provide us with a customary letter authorizing the dissemination of the Public Information Materials and confirming the absence of MNPI therefrom and exculpating us with respect to any liability related to the use of the contents (and exculpating you, the Sponsors and the Acquired Company in the event of any unauthorized use) of the Information Materials by the recipients thereof. In addition, you shall identify Public Information Materials by clearly and conspicuously marking the same as “PUBLIC”.

You agree that the Commitment Parties on your behalf may distribute the following documents to all prospective Lenders: (a) administrative materials for prospective Lenders such as lender meeting invitations, allocations and funding and closing memoranda, (b) the Term Sheet and notifications of changes to the terms of the Facility, (c) drafts and final versions of the Financing Documentation and (d) other materials intended for prospective Lenders after the initial distribution of the Information Materials. Notwithstanding the foregoing, if you so advise the Commitment Parties in writing (including by email) within a reasonable time prior to their intended distribution that any materials described in clause (d) above should only be distributed to prospective Private Lenders, then the Commitment Parties will not distribute such materials to Public Lenders without further discussions with you.

You hereby represent and warrant that (a) all written information concerning you and your subsidiaries, and, to the best of your knowledge all written information concerning the Acquired Company and its subsidiaries, other than the Projections and information of a general economic or industry nature (collectively, the “Information”) that has been or will be made available to any Commitment Party by you, the Acquired Company or any of your or its respective subsidiaries or by any of your or its respective representatives (including, without limitation, the Sponsors) on your behalf is and will be when furnished, taken as a whole, accurate in all material respects and does not and will not when furnished, taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements are made, not materially misleading and (b) the Projections that have been or will be made available to any Commitment Party by you or any of your or its subsidiaries or by any of your or its representatives (including, without limitation, the Sponsors) on your behalf have been and will be prepared in good faith based upon assumptions believed by you to be reasonable at the time of preparation thereof and at the time the related Projections are made available to the Commitment Parties; it being understood that such financial projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ and that such differences may be material. If, at any time prior to the earlier to occur of (i) the successful syndication of the Facility and (ii) the date that is 30 days after the Closing Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, you agree to supplement the Information and the Projections, such that the representations and warranties in the preceding sentence remain true in all material respects; provided that Borrower shall have no obligation to update Projections after the Closing Date. In arranging the Facility, including the syndication of the Facility, each of the Commitment Parties will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

As consideration for the Initial Lenders’ several commitments hereunder and the Joint Bookrunners’ agreement to syndicate the Facility, you agree to pay (or to cause to be paid) to the Initial Lenders and the Joint Bookrunners the fees as set forth in the Term Sheet and in the Fee Letter. Once paid, such fees shall not be refundable under any circumstances.

The Initial Lenders’ several commitments hereunder and the Joint Bookrunners agreements to perform the services described herein are subject to (a) the execution and delivery of Financing Documentation consistent with this Commitment Letter and the Term Sheet and, for any other provisions in the Financing Documentation not addressed in the Term Sheet, consistent with similar bridge financing transactions with such changes as are mutually agreed in good faith to reflect the specific nature of the Acquisition (as defined in Exhibit A hereto) and (b) the other conditions set forth in the sections entitled “Conditions Precedent to Borrowing” in the Term Sheet.

Notwithstanding anything in this Commitment Letter, the Term Sheet, the Fee Letter, the Financing Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (a) the only representations and warranties relating to you, the Acquired Company, your and its subsidiaries and your and their businesses, the accuracy of which on the Closing Date shall be a condition to availability of the Facility on the Closing Date, shall be the Specified Representations (as defined below) and (b) the terms of the Financing Documentation shall be in a form such that they do not impair availability of the Facility on the Closing Date if the conditions set forth in the immediately preceding paragraph and in “Conditions Precedent to Borrowing” in Exhibit B have been satisfied. For purposes hereof, “Specified Representations” means (i) all the representations and warranties of the Acquired Company in the Acquisition Agreement (as defined in Exhibit A), the accuracy of which is a condition to your obligation to close the Acquisition and (ii) the representations and warranties in the Financing Documentation for the Facility relating to due organization of the direct holding company parent of the Borrower, the Borrower and the Guarantors, corporate power and authority (as they relate to due execution, delivery and performance of such Financing Documentation), due authorization, execution, delivery and performance of such Financing Documentation, enforceability of such Financing Documentation, solvency on the Closing Date of the Borrower and its restricted subsidiaries on a consolidated basis, no conflicts with applicable laws, charter documents or material debt agreements, status of the Facility as senior debt, Federal Reserve margin regulations and the Investment Company Act.

You agree (a) to indemnify and hold harmless each Commitment Party, its affiliates (other any Sponsor in its capacity as an equity holder or any Advisor (as defined below) in its capacity as such) and their respective partners, officers, directors, members, employees, agents, advisors and controlling persons (collectively, the “indemnified persons”), from and against any and all losses, claims, damages, liabilities and expenses, joint or several, that may be incurred by or awarded against any indemnified person arising out of or in connection with this Commitment Letter, the Term Sheet, the Fee Letter, the Transactions and the other transactions contemplated hereby, the Facility and the use of proceeds thereof or any claim, litigation, investigation or proceeding (any of the foregoing, a “Proceeding”) relating to any of the foregoing, regardless of whether any such indemnified person is a party thereto or whether a Proceeding is brought by a third party or by you or any of your affiliates, and to reimburse each such indemnified person upon demand for the reasonable fees and reasonable out-of-pocket expenses of one counsel to all such indemnified persons taken as a whole (and, if reasonably necessary, one local counsel in any relevant jurisdiction and, in the case of a conflict of interest, one additional counsel to the affected indemnified person and, if reasonably necessary, one additional local counsel to the affected indemnified person in any relevant jurisdiction) or other reasonable out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing; provided that, the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they resulted from (i) the willful misconduct, bad faith or gross negligence of such indemnified person, its affiliates (excluding any Sponsor in its capacity as an equity holder of the Borrower or any Advisor in its capacity as such) or any of their officers, directors, employees, agents and controlling persons arising out of or in connection with this Commitment Letter, the Term Sheet, the Fee Letter, the Transactions and the other transactions contemplated hereby, the Facility and the use of proceeds thereof or any Proceeding relating to any of the foregoing (in any such case, as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (ii) any material breach in bad faith of the obligations of such indemnified person or any of its affiliates under this Commitment Letter, the Term Sheet or the Fee Letter and (b) if the Closing Date occurs, to reimburse the Commitment Parties from time to time for all reasonable and documented out-of-pocket expenses (including, without limitation, due diligence investigation expenses, consultants’ fees (to the extent any such consultant has been hired with your prior consent (which consent shall not be unreasonably withheld)), syndication expenses, travel expenses and reasonable fees, disbursements and other charges of counsel identified in the Term Sheet (and a single local counsel in each relevant jurisdiction)) incurred in connection with the preparation of this Commitment Letter, the Term Sheet and the Fee Letter and the preparation of the Financing Documentation and related security documents (collectively, the “Expenses”) (provided, that if the Closing Date does not occur, you agree to reimburse us for any such Expenses actually incurred in an amount equal to the lesser of (A) the actual amount of Expenses incurred as of the date of expiration or termination of the commitments hereunder and (B) $200,000). If for any reason the foregoing indemnification is unavailable to the Commitment Parties or insufficient to hold it harmless, then you will contribute to the amount paid or payable by the Commitment Parties as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of (i) you, the Sponsors and the Acquired Company and their respective affiliates, stockholders, partners or other equity holders on the one hand and (ii) the Commitment Parties on the other hand in the matters contemplated by this Commitment Letter, the Term Sheet and the Fee Letter, as well as the relative fault of (i) you, the Sponsors and the Acquired Company and their respective affiliates, stockholders, partners or other equity holders and (ii) the Commitment Parties with respect to such loss, claim, damage or liability and any other relevant equitable considerations. Your reimbursement, indemnity and contribution obligations under this paragraph will be in addition to any liability which you may otherwise have, will extend upon the same terms and conditions to any affiliate of the Commitment Parties and the partners, directors, agents, employees and controlling persons (if any), as the case may be, of the Commitment Parties and any such affiliate, and will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of you, the Commitment Parties, any such affiliate and any such person. You also agree that neither any indemnified party nor any of such affiliates, partners, directors, agents, employees or controlling persons will have any liability to you, the Sponsors or the Acquired Company or any person asserting claims on behalf of or in right of you, the Sponsors or the Acquired Company or any other person in connection with or as a result of either this arrangement or any matter referred to in this Commitment Letter, the Term Sheet or the Fee Letter, except to the extent that any losses, claims, damages, liabilities or expenses incurred by you or your affiliates, stockholders, partners or other equity holders have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (i) the willful misconduct, bad faith or gross negligence of such indemnified person, its affiliates (excluding any Sponsor in its capacity as a equity holder of the Borrower or any Advisor in its capacity as such) or any of their officers, directors, employees, agents and controlling person arising out of or in connection with this Commitment Letter, the Term Sheet, the Fee Letter, the Transactions and the other transactions contemplated hereby, the Facility and the use of proceeds thereof or any Proceeding relating to any of the foregoing (in any such case, as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (ii) any material breach in bad faith of the obligations of such indemnified person or any of its affiliates under this Commitment Letter, the Term Sheet or the Fee Letter. Notwithstanding any other provision of this Commitment Letter, no Commitment Party shall be liable for any damages arising from (i) the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent such damages have resulted from the willful misconduct, bad faith or gross negligence of such party or any of its affiliates or related parties (as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (ii) for any special, indirect, consequential or punitive damages in connection with its activities related to the Commitment Letter, the Term Sheet or the Fee Letter. Notwithstanding the foregoing, the indemnity obligations in this paragraph shall not apply to any losses, claims, damages, liabilities or expenses of any Commitment Party or affiliate thereof to the extent such loss, claim, damage, liability or expense arises solely as a result of a separate advisory engagement with such Commitment Party or its affiliate, in each case, acting in such capacity pursuant to such engagement (in such capacity, an “Advisor”).

You acknowledge that the Joint Bookrunners, the Initial Lenders and their respective affiliates may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. None of the Commitment Parties and their affiliates will use confidential information obtained from you, the Acquired Company or the Sponsors by virtue of the transactions contemplated by this Commitment Letter or any of their other respective relationships with you, the Acquired

Company or the Sponsors in connection with the performance by them and their respective affiliates of services for other companies, and none of the Commitment Parties and their affiliates will furnish any such information to other companies, except to the extent otherwise permitted hereby. Consistent with each Commitment Party’s policies to hold in confidence the affairs of its customers, each Commitment Party will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter to any of its other customers, except to the extent otherwise permitted hereby. Furthermore, you acknowledge that no Commitment Party and none of their affiliates has an obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained or that may be obtained by them from any other person.

In addition, please note that the Commitment Parties do not provide accounting, tax or legal advice.

You further acknowledge and agree that (a) the Commitment Parties may have economic interests that conflict with those of you or your subsidiaries, (b) each Commitment Party will act under this letter as an independent contractor and nothing in this Commitment Letter or the Fee Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between each Commitment Party and you, your stockholders or your affiliates. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter and the Fee Letter are arm’s-length commercial transactions between the Commitment Parties, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such transaction each Commitment Party is acting solely as a principal and not the agent or fiduciary of you, your management, stockholders, creditors or any other person, (iii) the Commitment Parties have not assumed an advisory or fiduciary responsibility in favor of you with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Commitment Party or any of its affiliates has advised or is currently advising you on other matters) or any other obligation to you except the obligations expressly set forth in this Commitment Letter and the Fee Letter, (iv) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (v) you have been advised that each Commitment Party is engaged in a broad range of transactions that may involve interests that differ from your interests and the Commitment Parties have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship and (vi) you have consulted your own legal and financial advisors to the extent it deemed appropriate. You further acknowledge and agree that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. You agree that you will not claim that any Commitment Party has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to you, in connection with such transaction or the process leading thereto. In addition, each Commitment Party may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates information concerning you, the Sponsors, the Acquired Company and other companies that may be the subject of this arrangement, and such affiliates will be entitled to the benefits afforded to the Commitment Parties hereunder.

You further acknowledge that each Commitment Party is a full service securities firm engaged, either directly or through its affiliates in various activities, including securities trading, investment banking and financial advisory, investment management, principal investment, hedging, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of business, the Commitment Parties and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and/or financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and/or instruments. Such investment and other activities may involve securities and instruments of you, the Acquired Company or your or its subsidiaries, as well as of other entities and persons and their affiliates which may (i) be involved in transactions arising from or relating to the engagement contemplated by this Commitment Letter, (ii) be customers or competitors of you, the Acquired Company or your or its subsidiaries, or (iii) have other relationships with you, the Acquired Company or your or its subsidiaries. In addition, the Commitment Parties may provide investment banking, underwriting and financial advisory services to such other entities and persons. The Commitment Parties may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you, the Acquired Company, your or its subsidiaries or such other entities. The transactions contemplated by this Commitment Letter may have a direct or indirect impact on the investments, securities or instruments referred to in this paragraph. With respect to any securities and/or financial instruments so held by the Commitment Parties or any of their affiliates or customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion. Although the Commitment Parties in the course of such other activities and relationships may acquire information about the transaction contemplated by this letter or other entities and persons which may be the subject of the transactions contemplated by this Commitment Letter, each shall have no obligation to disclose such information, or the fact that it is in possession of such information, to you or the Acquired Company or to use such information on your or the Acquired Company’s behalf.

This Commitment Letter and the commitments hereunder shall not be assignable by you without the prior written consent of the Commitment Parties, and any attempted assignment without such consent shall be void. Neither this Commitment Letter nor the Fee Letter may be amended nor any provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto and thereto, and any term or provision hereof or thereof may be amended or waived only by a written agreement executed and delivered by all parties hereto. This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (e.g., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Commitment Letter. This Commitment Letter (including the exhibits and annexes hereto) and the Fee Letter are the only agreements that have been entered into among the parties hereto with respect to the Facility and set forth the entire understanding of the parties hereto with respect thereto. This Commitment Letter is intended to be solely for the benefit of the parties hereto (and the indemnified persons) and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. The Commitment Parties may perform the duties and activities described hereunder through any of their affiliates and the provisions of the third preceding paragraph shall apply with equal force and effect to any of such affiliates so performing any such duties or activities. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

Each party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, over any suit, action or proceeding arising out of or relating to the Transactions or the other transactions contemplated hereby, this Commitment Letter, the Term Sheet or the Fee Letter or the performance of services hereunder or thereunder. Each party hereto agrees that service of any process, summons, notice or document by registered mail addressed to such party shall be effective service of process for any suit, action or proceeding brought in any such court. Each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. Each party hereto hereby irrevocably agrees to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the Transactions, this Commitment Letter, the Term Sheet or the Fee Letter or the performance of services hereunder or thereunder.

We hereby notify you that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”)), we and each of the Lenders may be required to obtain, verify and record information that identifies you, the Guarantors and the Acquired Company, which information may include your and its respective names and addresses and other information that will allow each of us and the Lenders to identify you or the Acquired Company in accordance with the Patriot Act (collectively, together with any other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, the “Patriot Act Information”). This notice is given in accordance with the requirements of the Patriot Act and is effective for each of us and the Lenders. Notwithstanding anything to the contrary contained herein or in the final documentation for the Facility, it is understood and agreed that the Joint Bookrunners may disclose and otherwise provide the Patriot Act Information to Lenders and bona fide prospective Lenders or participants in connection with the syndication of the Facility and any permitted assignment or participation in respect of the commitments and/or loans thereunder (including, without limitation by transmitting the Patriot Act Information through IntraLinks and SyndTrak), and in no event, shall such information constitute (or be deemed to constitute) MNPI.

You agree that you will not disclose, directly or indirectly, this Commitment Letter, the Term Sheet, the Fee Letter or the contents of any of the foregoing or the activities of the Commitment Parties pursuant hereto (including any written or oral communications provided by the Commitment Parties to you in connection with such activities) or thereto to any person without our prior written approval (not to be unreasonably withheld or delayed), except that you may disclose (a) this Commitment Letter, the Term Sheet, the Fee Letter and the contents hereof and thereof (i) to the Sponsors and to your and any of the Sponsors’ respective officers, directors, agents, employees, affiliates, members, partners, stockholders, agents, attorneys, accountants, advisors and actual and potential co-investors directly involved in the consideration of this matter, on a confidential and need-to-know basis, and (ii) as required by applicable law or compulsory legal process (in which case you shall have (x) informed us promptly thereof to the extent lawfully permitted to do so, (y) consulted with us as to the advisability of taking steps to resist or narrow the scope of the disclosure contemplated thereby and (z) cooperated with us in any efforts we may make to obtain an order or other reliable assurance that confidential treatment will be accorded to such advice, activities and the terms of this Commitment Letter), (b) this Commitment Letter, the Term Sheet and the contents hereof and thereof (but not the Fee Letter or the information contained therein) to the Acquired Company and its officers, directors, agents, employees, agents, attorneys, accountants and advisors in connection, in each case on a confidential and need-to-know confidential basis in connection with the Transactions, (c) the existence and contents of the Term Sheet to any rating agency in connection with the Transactions; provided that such information is supplied only on a confidential basis after consultation with the Commitment Parties, and (d) to the extent required by law, the existence and contents of this Commitment Letter and the Term Sheet in any proxy, public filing, prospectus, offering memorandum or offering circular in connection with the Acquisition or the financing thereof (which shall include the disclosure of and/or filing of this Commitment Letter and the Term Sheet in an 8-K filing of the Borrower); provided that, the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and the contents thereof) after the Financing Documentation shall have been executed and delivered by the parties thereto.

Each Commitment Party agrees to keep confidential, and not to publish, disclose or otherwise divulge, information obtained from or on behalf of you or the Acquired Company in the course of the transactions contemplated hereby, except that the Commitment Parties shall be permitted to disclose such confidential information (a) to their respective partners, directors, officers, agents, employees, attorneys, accountants and advisors, and to their respective affiliates who are made aware of and agree to comply with the provisions of this paragraph, in each case on a confidential basis; (b) on a confidential basis to any potential Lender, participant, assignee or any direct or indirect contractual counterparty to any swap or derivative transaction relating to the Borrower and its obligations under the Facility that agrees to keep such information confidential in accordance with the provisions of this paragraph; (c) as required by applicable law, regulation or compulsory legal process, pursuant to the order of any administrative agency or in any pending administrative proceeding (in which case we agree to inform you promptly thereof to the extent lawfully permitted to do so); (d) to the extent requested by any regulatory authority having jurisdiction over the Commitment Parties (in which case we agree to inform you promptly thereof to the extent lawfully permitted to do so); (e) to the extent such information: (i) becomes publicly available other than as a result of a breach of this Commitment Letter, the Term Sheet or the Fee Letter or (ii) becomes available to the Commitment Parties on a non-confidential basis from a source (other than you, the Sponsors, the Acquired Company or any of your or their affiliates, advisors, members, directors, employees, agents or other representatives) not known by such person to be prohibited from disclosing such information to such person by a legal, contractual or fiduciary obligation; (f) to the extent that such information was already in the Commitment Parties’ possession or was independently developed by the Commitment

Parties; (g) to the extent you and the Acquired Company shall have consented to such disclosure in writing; (h) for purposes of establishing a “due diligence” defense, or otherwise in connection with litigation; or (i) in protecting and enforcing the Commitment Parties’ rights with respect to this Commitment Letter, the Term Sheets and the Fee Letter. The Commitment Parties’ obligations under this paragraph will terminate on the second anniversary of the date hereof if not earlier terminated pursuant to the next succeeding paragraph.

The indemnification, jurisdiction, waiver of jury trial and confidentiality provisions as well as provisions related to assistance with syndication (with respect to syndication only, to the extent that this Commitment Letter has not been terminated) and payments of expenses and the “alternate transaction fee” (in the case of such expenses and such fee, if applicable in accordance with the provisions of the Fee Letter), in each case contained herein and in the Fee Letter shall remain in full force and effect and survive any termination or completion of the arrangements provided by this Commitment Letter, the Term Sheet and the Fee Letter, regardless of whether the Financing Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Initial Lenders’ several commitments hereunder; provided that, our confidentiality obligations hereunder shall automatically terminate and be superseded by the provisions of the Financing Documentation upon the execution thereof.

Each of the Commitment Parties reserves the right to employ the services of its affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to its affiliates certain fees payable to it in such manner as it and its affiliates may agree in their sole discretion. You also agree that each Commitment Party may at any time and from time to time assign all or any portion of its commitment hereunder to one or more of its affiliates, provided that, with respect to the commitments, any assignment thereof will not relieve the Initial Lender from any of its obligations hereunder unless and until the assignee shall have funded the portion of the commitment so assigned.

Please indicate your acceptance of the terms hereof and of the Fee Letter by signing in the appropriate space below and in the Fee Letter and returning to us the enclosed duplicate originals (or facsimiles or electronic copies) of this Commitment Letter and the Fee Letter, in each case not later than 5:00 p.m., New York City time, on August 1, 2008, failing which the Initial Lenders’ commitments hereunder will expire at such time.

In the event that the initial borrowing under the Facility does not occur on or before 11:59 p.m. on the earliest of (x) February 28, 2009, (y) the date that is four months after execution of the Acquisition Agreement and (z) after the execution of the Acquisition Agreement and prior to the consummation of the Acquisition, the termination of the Acquisition Agreement in accordance with the terms thereof that does not arise out of any action or inaction by any Commitment Party (including the failure to enter into the Financing Documentation, the failure by any Commitment Party to fund under the Facility, in either case on the proposed Closing Date or any breach by any Commitment Party of this Commitment Letter), then the commitments hereunder with respect to the Facility shall automatically terminate unless we, in our discretion, agree to an extension.

[Signature Page Follows]

We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

GOLDMAN SACHS CREDIT PARTNERS L.P.

By:	/s/ Bruce H. Mendelsohn

Name:	Bruce H. Mendelsohn
Title:	Authorized Signatory

[Signature Page to Commitment Letter]

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Julie Persily
Name:	Julie Persily
Title:	Managing Director

[Signature Page to Commitment Letter]

LEHMAN BROTHERS INC.

By:	/s/ Laurie Perper
Name:	Laurie Perper
Title:	Managing Director

LEHMAN COMMERCIAL PAPER INC.

By:	/s/ Laurie Perper
Name:	Laurie Perper
Title:	Managing Director

LEHMAN BROTHERS COMMERCIAL BANK

By:	/s/ Darren S. Lane
Name:	Darren S. Lane
Title:	Operations Officer

[Signature Page to Commitment Letter]

KKR CAPITAL MARKETS LLC

By:	/s/ Craig Farr
Name:	Craig Farr
Title:	CEO

[Signature Page to Commitment Letter]

The provisions of this Commitment Letter are accepted and agreed to as of the date first written above:

SUNGARD DATA SYSTEMS INC.

By:	/s/ Michael Ruane
Name: Michael Ruane
Title: SR. VP Finance

[Signature Page to Commitment Letter]

EXHIBIT A

SunGard Data Systems, Inc.

Senior Unsecured Bridge Facility

Transaction Description

Capitalized terms used but not defined in this Exhibit shall have the meanings set forth in the Commitment Letter (as defined below) and the other Exhibits to the Commitment Letter to which this Exhibit is attached (the “Commitment Letter”).

SunGard Data Systems, Inc. (the “Borrower”), directly or indirectly, intends to acquire substantially all the outstanding equity interests of GL Trading S.A. (the “Acquired Company”).

(a) Pursuant to a Share Purchase Agreement (together with the schedules and exhibits thereto, the “Acquisition Agreement”) to be entered into by the Borrower and certain existing shareholders of the Acquired Company (the “Sellers”), the Borrower will acquire approximately 64% of the outstanding equity interest of the Acquired Company (the “Acquisition”). Pursuant to the Acquisition Agreement, the Sellers will have the right to receive the applicable consideration in accordance with the terms of the Acquisition Agreement.

(b) Upon completion of the Acquisition, Borrower will file a tender offer for the remaining equity interests in the Acquired Company (the “Offer”) and acquire the tendered shares in accordance with the tender offer and applicable law.

(c) The Borrower will obtain $700 million in proceeds through either (i) $700 million in principal amount of senior unsecured notes (the “Notes”) or (ii) in the event the Notes are not issued on or before the Closing Date, $700 million in principal amount of senior unsecured bridge loans, having the terms set forth in the Bridge Facility Summary of Terms and Conditions (the “Facility”).

(e) The proceeds of the Facility or the Notes (or a combination thereof) will be used to pay the purchase price owing in connection with the Acquisition, to pay the purchase price for the remaining shares of the Acquired Company acquired after the Acquisition whether pursuant to the Offer or otherwise and to pay fees, costs and expenses incurred in connection therewith.

The transactions described above are collectively referred to herein as the “Transactions.”

A-1

Exhibit 10.2

EXECUTION COPY

GOLDMAN SACHS CREDIT PARTNERS L.P. 85 Broad Street New York, New York 10004	CITIGROUP GLOBAL MARKETS INC. 390 Greenwich Street New York, New York 10013	LEHMAN BROTHERS INC. LEHMAN COMMERCIAL PAPER INC. LEHMAN BROTHERS COMMERCIAL BANK. 745 Seventh Avenue New York, New York 10019	KKR CAPITAL MARKETS LLC

CONFIDENTIAL

July 31, 2008

SunGard Data Systems Inc.

680 East Swedesford Road

Wayne, PA 19087-1605

Attention: Mr.	Michael J. Ruane

   Chief Financial Officer

SunGard Data Systems Inc.

Senior Commitment Letter

Ladies and Gentlemen:

SunGard Data Systems Inc. (the “Borrower” or “you”), has advised each of Goldman Sachs Credit Partners L.P. (“GSCP”), Citigroup (as defined below), Lehman Brothers Inc. (“Lehman”), Lehman Commercial Paper Inc. (“LCPI”), and Lehman Brothers Commercial Bank (together with LCPI, “Lehman Lenders”), and KKR Capital Markets LLC (“KCM” and, together with GSCP, CGMI, Lehman and Lehman Lenders, the “Commitment Parties,” “we” or “us”) that the Borrower wishes to obtain $300 million in commitments under a senior secured term loan facility (the “Facility”) having the terms set forth in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”), the proceeds of which shall be used for general corporate purposes of the Borrower and its subsidiaries, which may include the refinancing or redemption of all or any portion of your outstanding 3.750% senior secured notes due 2009 (the “Existing Senior Notes”) and the payment of fees, costs and expenses in connection therewith (the Facility and the use of proceeds thereof, the “Transactions”). Capitalized terms used but not defined herein have the meanings assigned to them in the Term Sheet. For purposes of this Commitment Letter, “Citigroup” shall mean Citigroup Global Markets Inc. (“CGMI”), Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as Citigroup shall determine to be appropriate to provide the services contemplated herein.

In connection with the Transactions, each of GSCP, CGMI (on behalf of Citigroup), Lehman Lenders, and KCM (in such capacity, collectively, the “Initial Lenders”) is pleased to advise you of its several, but not joint, commitment to provide the percentage of the entire aggregate principal amount of the Facility as set forth in Schedule A hereto, upon the terms and subject to the conditions expressly set forth or referred to in this Commitment Letter and in the Term Sheet.

You hereby appoint (a) GSCP and CGMI to act, and each of GSCP and CGMI hereby agree to act, as joint lead arrangers for the Facility and (b) GSCP, CGMI, and Lehman to act, and GSCP, CGMI, and Lehman hereby agree to act, as joint bookrunners for the Facility (in such capacity, the “Joint Bookrunners”). It is agreed that GSCP shall have “left” placement in any and all marketing materials or other documentation used in connection with the Facility and shall hold the leading role and responsibilities conventionally associated with such “left” placement, including maintaining sole “physical books” in respect of the Facility. It is agreed that no other arrangers, bookrunners, agents or co-agents will be appointed without the approval of each Commitment Party and no Lender (as defined below) will receive compensation with respect to the Facility outside the terms contained herein and in the letter of even date herewith addressed to you providing, among other things, for certain fees relating to the Facility (the “Fee Letter”), in each case unless you and we so agree.

The Initial Lenders reserve the right, prior to or after the execution of definitive documentation for the Facility (the “Financing Documentation”), to syndicate all or a portion of the Initial Lenders’ several commitments hereunder to one or more banks, financial institutions or other institutional lenders reasonably acceptable to us (after consultation with you and the Sponsors (as defined in the Credit Agreement)) that will become parties to the Financing Documentation pursuant to a syndication to be managed by us (after consultation with you and the Sponsors) (the banks, financial institutions and other institutional lenders becoming parties to the Financing Documentation, together with the Initial Lenders, being collectively referred to as the “Lenders”); provided that, the Initial Lenders agree that no Initial Lender will syndicate to those banks, financial institutions or other institutional lenders identified by you or any Sponsor in writing (including by email) prior to the date hereof; provided, further, that notwithstanding each Initial Lender’s right to syndicate the Facility and receive commitments with respect thereto, no assignment of commitments of any Initial Lender prior to the Closing Date (as defined below) shall reduce such Initial Lender’s obligation to fund its entire commitment in the event any assignee of such Initial Lender shall fail to do so on the Closing Date and each Initial Lender shall retain exclusive control over all rights and obligations with respect to its commitment, including all rights with respect to consents, modifications and amendments under the Facility until the date of the funding under the Facility (the “Closing Date”).

You agree to use your commercially reasonable efforts to assist the Joint Bookrunners in completing a syndication reasonably satisfactory to the Joint Bookrunners. You agree to actively assist us in achieving a timely syndication of the Facility, which we intend to conduct before the closing of the Facility (but which we reserve the right to conduct and continue to conduct after the closing of the Facility) and you agree that we shall have a reasonable opportunity and reasonable period of time in which to complete such syndication (including offering the existing lenders under your Credit Agreement the right to participate in the Facility pursuant to the terms of the Credit Agreement). Such assistance shall include (i) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing banking relationships and the existing banking relationships of the Sponsors and the Borrower, (ii) your causing direct contact between your senior management, representatives and advisors, on the one hand, and the proposed Lenders, on the other hand at mutually agreed upon times, (iii) your assistance in the preparation of a customary marketing materials to be used in connection with the syndication (the “Information Materials”), (iv) the hosting, with the Joint Bookrunners, of a reasonable number of conference calls to be mutually agreed upon of prospective Lenders at times to be mutually agreed upon, and (v) your using commercially reasonable efforts to obtain updated ratings (or a confirmation of the absence of any downgrade or negative change to the existing ratings) from each of Standard & Poor’s Ratings Group (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) for the Facility and a corporate credit rating and a corporate family rating of the Borrower from each of S&P and Moody’s, respectively. You understand that we may decide to commence syndication efforts for the Facility promptly after the date hereof. Without limiting your obligations to assist with syndication efforts as set forth above, each Initial Lender agrees that the successful completion of such syndication is not a condition to its commitment hereunder. To ensure an orderly and effective syndication of the Facility, you agree that until the Closing Date there shall be no competing offering, placement or arrangement of any debt securities or other debt financing by you or any of your subsidiaries (other than (i) the acquisition financing contemplated by the other commitment letter dated as of the date hereof between you and us (the “Other Commitment Letter”), (ii) any refinancing, replacement or other modification of the Borrower’s existing receivables facility, or (iii) any ordinary course financings or refinancing by the Acquired Company (as defined in the Other Commitment Letter) permitted by the Acquisition Agreement (as defined in the Other Commitment Letter without our prior written consent.

We will manage all aspects of the syndication, including, without limitation, selection of Lenders (after consultation with you and the Sponsors), determination of when the Joint Bookrunners will approach potential Lenders and the time of acceptance of the Lenders’ commitments, any naming rights, any title of agent or similar designations or roles awarded to any Lender, the final allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist the Joint Bookrunners in such syndication efforts, you agree to use your commercially reasonable efforts to provide promptly to us all customary information reasonably available to you with respect to you and your subsidiaries and the Transactions, including, without limitation, all reasonably available financial information concerning you and projections relating to you and the Transactions (including financial estimates, forecasts and other forward-looking statements, the “Projections”), as we may reasonably request in connection with the syndication of the Facility.

You hereby acknowledge that certain prospective Lenders (such Lenders, “Public Lenders”; all other Lenders, “Private Lenders”) may have personnel that do not wish to receive “material non-public information” (within the meaning of the United States federal securities laws) with respect to you and your subsidiaries, or your or their respective securities (collectively, “MNPI”), and who may be engaged in investment and other market-related activities with respect to such entities’ securities. You agree, at our request, to prepare a version of the Information Materials to be used in connection with the syndication of the Facility (which will be posted to IntraLinks or SyndTrak or by other similar electronic means), consisting exclusively of information and documentation that does not contain MNPI (the “Public Information Materials”). Before distribution of any Information Materials (a) to prospective Private Lenders, you shall provide us with a customary letter authorizing the dissemination of the Information Materials and exculpating us with respect to any liability related to the use of the contents (and exculpating you and the Sponsors in the event of any unauthorized use) of the Information Materials by the recipients thereof and (b) to prospective Public Lenders, you shall provide us with a customary letter authorizing the dissemination of the Public Information Materials and confirming the absence of MNPI therefrom and exculpating us with respect to any liability related to the use of the contents (and exculpating you and the Sponsors in the event of any unauthorized use) of the Information Materials by the recipients thereof. In addition, you shall identify Public Information Materials by clearly and conspicuously marking the same as “PUBLIC”.

You agree that the Commitment Parties on your behalf may distribute the following documents to all prospective Lenders: (a) administrative materials for prospective Lenders such as lender meeting invitations, allocations and funding and closing memoranda, (b) the Term Sheet and notifications of changes to the terms of the Facility, (c) drafts and final versions of the Financing Documentation and (d) other materials intended for prospective Lenders after the initial distribution of the Information Materials. Notwithstanding the foregoing, if you so advise the Commitment Parties in writing (including by email) within a reasonable time prior to their intended distribution that any materials described in clause (d) above should only be distributed to prospective Private Lenders, then the Commitment Parties will not distribute such materials to Public Lenders without further discussions with you.

You hereby represent and warrant that (a) all written information concerning you and your subsidiaries other than the Projections and information of a general economic or industry nature (collectively, the “Information”) that has been or will be made available to any Commitment Party by you or any of your subsidiaries or by any of your representatives (including, without limitation, the Sponsors) on your behalf is and will be when furnished, taken as a whole, accurate in all material respects and does not and will not when furnished, taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements are made, not materially misleading and (b) the Projections that have been or will be made available to any Commitment Party by you or any of your subsidiaries or by any of your representatives (including, without limitation, the Sponsors) on your behalf have been and will be prepared in good faith based upon assumptions believed by you to be reasonable at the time of preparation thereof and at the time the related Projections are made available to the Commitment Parties; it being understood that such financial projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ and that such differences may be material. If, at any time prior to the earlier to occur of (i) the successful syndication of the Facility (as defined in the Fee Letter) and (ii) the date that is 30 days after the

Closing Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, you agree to supplement the Information and the Projections, such that the representations and warranties in the preceding sentence remain true in all material respects; provided that Borrower shall have no obligation to update Projections after the Closing Date. In arranging the Facility, including the syndication of the Facility, each of the Commitment Parties will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

As consideration for the Initial Lenders’ several commitments hereunder and the Joint Bookrunners’ agreement to syndicate the Facility, you agree to pay (or to cause to be paid) to the Initial Lenders and the Joint Bookrunners the fees as set forth in the Term Sheet and in the Fee Letter. Once paid, such fees shall not be refundable under any circumstances.

The Initial Lenders’ several commitments hereunder and the Joint Bookrunners agreements to perform the services described herein are subject to the execution and delivery of Financing Documentation consistent with this Commitment Letter and the Term Sheet and, for any other provisions in the Financing Documentation not addressed in the Term Sheet, consistent, and in compliance, with the Credit Agreement and the other Loan Documents (as defined in the Credit Agreement).

You agree (a) to indemnify and hold harmless each Commitment Party, its affiliates (other than any Sponsor in its capacity as an equity holder or any Advisor (as defined below) in its capacity as such) and their respective partners, officers, directors, members, employees, agents, advisors and controlling persons (collectively, the “indemnified persons”), from and against any and all losses, claims, damages, liabilities and expenses, joint or several, that may be incurred by or awarded against any indemnified person arising out of or in connection with this Commitment Letter, the Term Sheet, the Fee Letter, the Transactions and the other transactions contemplated hereby, the Facility and the use of proceeds thereof or any claim, litigation, investigation or proceeding (any of the foregoing, a “Proceeding”) relating to any of the foregoing, regardless of whether any such indemnified person is a party thereto or whether a Proceeding is brought by a third party or by you or any of your affiliates, and to reimburse each such indemnified person upon demand for the reasonable fees and reasonable out-of-pocket expenses of one counsel to all such indemnified persons taken as a whole (and, if reasonably necessary, one local counsel in any relevant jurisdiction and, in the case of a conflict of interest, one additional counsel to the affected indemnified person and, if reasonably necessary, one additional local counsel to the affected indemnified person in any relevant jurisdiction) or other reasonable out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing; provided that, the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they resulted from (i) the willful misconduct, bad faith or gross negligence of such indemnified person, its affiliates (excluding any Sponsor in its capacity as an equity holder of the Borrower or any Advisor in its capacity as such) or any of their officers, directors, employees, agents and controlling persons arising out of or in connection with this Commitment Letter, the Term Sheet, the Fee Letter, the Transactions and the other transactions contemplated hereby, the

Facility and the use of proceeds thereof or any Proceeding relating to any of the foregoing (in any such case, as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (ii) any material breach in bad faith of the obligations of such indemnified person or any of its affiliates under this Commitment Letter, the Term Sheet or the Fee Letter and (b) if the Closing Date occurs, to reimburse the Commitment Parties from time to time for all reasonable and documented out-of-pocket expenses (including, without limitation, due diligence investigation expenses, consultants’ fees (to the extent any such consultant has been hired with your prior consent (which consent shall not be unreasonably withheld)), syndication expenses, travel expenses and reasonable fees, disbursements and other charges of counsel identified in the Term Sheet (and a single local counsel in each relevant jurisdiction)) incurred in connection with the preparation of this Commitment Letter, the Term Sheet and the Fee Letter and the preparation of the Financing Documentation and related security documents (collectively, the “Expenses”) (provided, that if the Closing Date does not occur, you agree to reimburse us for any such Expenses actually incurred in an amount equal to the lesser of (A) the actual amount of Expenses incurred as of the date of expiration or termination of the commitments hereunder and (B) $50,000). If for any reason the foregoing indemnification is unavailable to the Commitment Parties or insufficient to hold it harmless, then you will contribute to the amount paid or payable by the Commitment Parties as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of (i) you and the Sponsors and their respective affiliates, stockholders, partners or other equity holders on the one hand and (ii) the Commitment Parties on the other hand in the matters contemplated by this Commitment Letter, the Term Sheet and the Fee Letter, as well as the relative fault of (i) you and the Sponsors and their respective affiliates, stockholders, partners or other equity holders and (ii) the Commitment Parties with respect to such loss, claim, damage or liability and any other relevant equitable considerations. Your reimbursement, indemnity and contribution obligations under this paragraph will be in addition to any liability which you may otherwise have, will extend upon the same terms and conditions to any affiliate of the Commitment Parties and the partners, directors, agents, employees and controlling persons (if any), as the case may be, of the Commitment Parties and any such affiliate, and will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of you, the Commitment Parties, any such affiliate and any such person. You also agree that neither any indemnified party nor any of such affiliates, partners, directors, agents, employees or controlling persons will have any liability to you or the Sponsors or any person asserting claims on behalf of or in right of you or the Sponsors or any other person in connection with or as a result of either this arrangement or any matter referred to in this Commitment Letter, the Term Sheet or the Fee Letter, except to the extent that any losses, claims, damages, liabilities or expenses incurred by you or your affiliates, stockholders, partners or other equity holders have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (i) the willful misconduct, bad faith or gross negligence of such indemnified person, its affiliates (excluding any Sponsor in its capacity as an equity holder of the Borrower or any Advisor in its capacity as such) or any of their officers, directors, employees, agents and controlling person arising out of or in connection with this Commitment Letter, the Term Sheet, the Fee Letter, the Transactions and the other transactions contemplated hereby, the Facility and the use of proceeds thereof or any Proceeding relating to any of the foregoing (in any such case, as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (ii) any material breach in bad faith of the obligations of such indemnified person or any of its affiliates under this Commitment Letter, the Term Sheet or the Fee Letter. Notwithstanding any other provision of this Commitment Letter, no Commitment Party shall be liable for any damages arising from (i) the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent such damages have resulted from the willful misconduct, bad faith or gross negligence of such party or any of its affiliates or related parties (as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (ii) for any special, indirect, consequential or punitive damages in connection with its activities related to the Commitment Letter, the Term Sheet or the Fee Letter. Notwithstanding the foregoing, the indemnity obligations in this paragraph shall not apply to any losses, claims, damages, liabilities or expenses of any Commitment Party or affiliate thereof to the extent such loss, claim, damage, liability or expense arises solely as a result of a separate advisory engagement with such Commitment Party or its affiliate, in each case, acting in such capacity pursuant to such engagement (in such capacity, an “Advisor”).

You acknowledge that the Joint Bookrunners, the Initial Lenders and their respective affiliates may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. None of the Commitment Parties and their affiliates will use confidential information obtained from you or the Sponsors by virtue of the transactions contemplated by this Commitment Letter or any of their other respective relationships with you or the Sponsors in connection with the performance by them and their respective affiliates of services for other companies, and none of the Commitment Parties and their affiliates will furnish any such information to other companies, except to the extent otherwise permitted hereby. Consistent with each Commitment Party’s policies to hold in confidence the affairs of its customers, each Commitment Party will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter to any of its other customers, except to the extent otherwise permitted hereby. Furthermore, you acknowledge that no Commitment Party and none of their affiliates has an obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained or that may be obtained by them from any other person.

In addition, please note that the Commitment Parties do not provide accounting, tax or legal advice.

You further acknowledge and agree that (a) the Commitment Parties may have economic interests that conflict with those of you or your subsidiaries, (b) each Commitment Party will act under this letter as an independent contractor and nothing in this Commitment Letter or the Fee Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between each Commitment Party and you, your stockholders or your affiliates. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter and the Fee Letter are arm’s-length commercial transactions between the Commitment Parties, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such transaction each Commitment Party is acting solely as a principal and not the agent or fiduciary of you, your management, stockholders, creditors or any other person, (iii) the Commitment Parties have not assumed an advisory or fiduciary responsibility in favor of you with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Commitment Party or any of its affiliates has advised or is currently advising you on other matters) or any other obligation to you except the obligations expressly set forth in this Commitment Letter and the Fee Letter, (iv) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (v) you have been advised that each Commitment Party is engaged in a broad range of transactions that may involve interests that differ from your interests and the Commitment Parties have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship and (vi) you have consulted your own legal and financial advisors to the extent it deemed appropriate. You further acknowledge and agree that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. You agree that you will not claim that any Commitment Party has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to you, in connection with such transaction or the process leading thereto. In addition, each Commitment Party may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates information concerning you, the Sponsors and other companies that may be the subject of this arrangement, and such affiliates will be entitled to the benefits afforded to the Commitment Parties hereunder.

You further acknowledge that each Commitment Party is a full service securities firm engaged, either directly or through its affiliates in various activities, including securities trading, investment banking and financial advisory, investment management, principal investment, hedging, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of business, the Commitment Parties and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and/or financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and/or instruments. Such investment and other activities may involve securities and instruments of you or your subsidiaries, as well as of other entities and persons and their affiliates which may (i) be involved in transactions arising from or relating to the engagement contemplated by this Commitment Letter, (ii) be customers or competitors of you or your subsidiaries, or (iii) have other relationships with you or your subsidiaries. In addition, the Commitment Parties may provide investment banking, underwriting and financial advisory services to such other entities and persons. The Commitment Parties may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you, your subsidiaries or such other entities. The transactions contemplated by this Commitment Letter may have a direct or indirect impact on the investments, securities or instruments referred to in this paragraph. With respect to any securities and/or financial instruments so held by the Commitment Parties or any of their affiliates or customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion. Although the Commitment Parties in the course of such other activities and relationships may acquire information about the transaction contemplated by this letter or other entities and persons which may be the subject of the transactions contemplated by this Commitment Letter, each shall have no obligation to disclose such information, or the fact that it is in possession of such information, to you or to use such information on your behalf.

This Commitment Letter and the commitments hereunder shall not be assignable by you without the prior written consent of the Commitment Parties, and any attempted assignment without such consent shall be void. Neither this Commitment Letter nor the Fee Letter may be amended nor any provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto and thereto, and any term or provision hereof or thereof may be amended or waived only by a written agreement executed and delivered by all parties hereto. This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (e.g., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Commitment Letter. This Commitment Letter (including the exhibits and annexes hereto) and the Fee Letter are the only agreements that have been entered into among the parties hereto with respect to the Facility and set forth the entire understanding of the parties hereto with respect thereto. This Commitment Letter is intended to be solely for the benefit of the parties hereto (and the indemnified persons) and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. The Commitment Parties may perform the duties and activities described hereunder through any of their affiliates and the provisions of the third preceding paragraph shall apply with equal force and effect to any of such affiliates so performing any such duties or activities. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

Each party hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, over any suit, action or proceeding arising out of or relating to the Transactions or the other transactions contemplated hereby, this Commitment Letter, the Term Sheet or the Fee Letter or the performance of services hereunder or thereunder. Each party hereto agrees that service of any process, summons, notice or document by registered mail addressed to such party shall be effective service of process for any suit, action or proceeding brought in any such court. Each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. Each party hereto hereby irrevocably agrees to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the Transactions, this Commitment Letter, the Term Sheet or the Fee Letter or the performance of services hereunder or thereunder.

We hereby notify you that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”)), we and each of the Lenders may be required to obtain, verify and record information that identifies you and the Guarantors, which information may include your and its respective names and addresses and other information that will allow each of us and the Lenders to identify you in accordance with the Patriot Act (collectively, together with any other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, the “Patriot Act Information”). This notice is given in accordance with the requirements of the Patriot Act and is effective for each of us and the Lenders. Notwithstanding anything to the contrary contained herein or in the final documentation for the Facility, it is understood and agreed that the Joint Bookrunners may disclose and otherwise provide the Patriot Act Information to Lenders and bona fide prospective Lenders or participants in connection with the syndication of the Facility and any permitted assignment or participation in respect of the commitments and/or loans thereunder (including, without limitation by transmitting the Patriot Act Information through IntraLinks and SyndTrak), and in no event, shall such information constitute (or be deemed to constitute) MNPI.

You agree that you will not disclose, directly or indirectly, this Commitment Letter, the Term Sheet, the Fee Letter or the contents of any of the foregoing or the activities of the Commitment Parties pursuant hereto or thereto (including any written or oral communications provided by the Commitment Parties to you in connection with such activities) to any person without our prior written approval (not to be unreasonably withheld or delayed), except that you may disclose (a) this Commitment Letter, the Term Sheet, the Fee Letter and the contents hereof and thereof (i) to the Sponsors and to your and any of the Sponsors’ respective officers, directors, agents, employees, affiliates, members, partners, stockholders, agents, attorneys, accountants, advisors and actual and potential co-investors directly involved in the consideration of this matter on a confidential and need-to-know basis, and (ii) as required by applicable law or compulsory legal process (in which case you shall have (x) informed us promptly thereof to the extent lawfully permitted to do so, (y) consulted with us as to the advisability of taking steps to resist or narrow the scope of the disclosure contemplated thereby and (z) cooperated with us in any efforts we may make to obtain an order or other reliable assurance that confidential treatment will be accorded to such advice, activities and the terms of this Commitment Letter), (b) the existence and contents of the Term Sheet to any rating agency in connection with the Transactions; provided that such information is supplied only on a confidential basis after consultation with the Commitment Parties, and (c) to the extent required by law, the existence and contents this Commitment Letter and the Term Sheet in any proxy, public filing, prospectus, offering memorandum or offering circular; provided that, the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and the contents thereof) after the Financing Documentation shall have been executed and delivered by the parties thereto.

Each Commitment Party agrees to keep confidential, and not to publish, disclose or otherwise divulge, information obtained from or on behalf of you in the course of the transactions contemplated hereby, except that the Commitment Parties shall be permitted to disclose such confidential information (a) to their respective partners, directors, officers, agents, employees, attorneys, accountants and advisors, and to their respective affiliates who are made aware of and agree to comply with the provisions of this paragraph, in each case on a confidential basis; (b) on a confidential basis to any potential Lender, participant, assignee or any direct or indirect contractual counterparty to any swap or derivative transaction relating to the Borrower and its obligations under the Facility that agrees to keep such information confidential in accordance with the provisions of this paragraph; (c) as required by applicable law, regulation or compulsory legal process, pursuant to the order of any administrative agency or in any pending administrative proceeding (in which case we agree to inform you promptly thereof to the extent lawfully permitted to do so); (d) to the extent requested by any regulatory authority having jurisdiction over the Commitment Parties (in which case we agree to inform you promptly thereof to the extent lawfully permitted to do so); (e) to the extent such information: (i) becomes publicly available other than as a result of a breach of this Commitment Letter, the Term Sheet or the Fee Letter or (ii) becomes available to the Commitment Parties on a non-confidential basis from a source (other than you, the Sponsors or any of your or their affiliates, advisors, members, directors, employees, agents or other representatives) not known by such person to be prohibited from disclosing such information to such person by a legal, contractual or fiduciary obligation; (f) to the extent that such information was already in the Commitment Parties’ possession or was independently developed by the Commitment Parties; (g) to the extent you shall have consented to such disclosure in writing; (h) for purposes of establishing a “due diligence” defense, or otherwise in connection with litigation; or (i) in protecting and enforcing the Commitment Parties’ rights with respect to this Commitment Letter, the Term Sheets and the Fee Letter. The Commitment Parties’ obligations under this paragraph will terminate on the second anniversary of the date hereof if not earlier terminated pursuant to the next succeeding paragraph.

The indemnification, jurisdiction, waiver of jury trial and confidentiality provisions as well as provisions related to assistance with syndication (with respect to syndication only, to the extent that this Commitment Letter has not been terminated) and payments of expenses and the “alternate refinancing fee” (in the case of such expenses and such fee, if applicable in accordance with the provisions of the Fee Letter), in each case contained herein and in the Fee Letter shall remain in full force and effect and survive any termination or completion of the arrangements provided by this Commitment Letter, the Term Sheet and the Fee Letter, regardless of whether the Financing Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Initial Lenders’ several commitments hereunder; provided that, our confidentiality obligations hereunder shall automatically terminate and be superseded by the provisions of the Financing Documentation upon the execution thereof.

Each of the Commitment Parties reserves the right to employ the services of its affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to its affiliates certain fees payable to it in such manner as it and its affiliates may agree in their sole discretion. You also agree that each Commitment Party may at any time and from time to time assign all or any portion of its commitment hereunder to one or more of its affiliates, provided that, with respect to the commitments, any assignment thereof will not relieve the Initial Lender from any of its obligations hereunder unless and until the assignee shall have funded the portion of the commitment so assigned.

Please indicate your acceptance of the terms hereof and of the Fee Letter by signing in the appropriate space below and in the Fee Letter and returning to us the enclosed duplicate originals (or facsimiles or electronic copies) of this Commitment Letter and the Fee Letter, in each case not later than 5:00 p.m., New York City time, on August 1, 2008, failing which the Initial Lenders’ commitments hereunder will expire at such time.

In the event that the initial borrowing under the Facility does not occur on or before 11:59 p.m. on November 15, 2008, then the commitments hereunder with respect to the Facility shall automatically terminate unless we, in our discretion, shall agree to an extension.

[Signature Page Follows]

We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

GOLDMAN SACHS CREDIT PARTNERS L.P.

By:	/s/ Bruce H. Mendelsohn
Name:	Bruce H. Mendelsohn
Title:	Authorized Signatory

[Signature Page to Senior Commitment Letter]

CITIGROUP GLOBAL MARKETS, INC.

By:	/s/ Julie Persily
Name:	Julie Persily
Title:	Managing Director

[Signature Page to Senior Commitment Letter]

LEHMAN BROTHERS INC.

By:	/s/ Laurie Perper

Name:	Laurie Perper
Managing Director

LEHMAN COMMERCIAL PAPER INC.

By:	/s/ Laurie Perper

Name:	Laurie Perper
Managing Director

LEHMAN BROTHERS COMMERCIAL BANK

By:	/s/ Darren S. Lane

Name:	Darren S. Lane
Operations Officer

[Signature Page to Senior Commitment Letter]

KKR CAPITAL MARKETS LLC

By:	/s/ Craig Farr

Name:	Craig Farr
Title:	CEO

[Signature Page to Senior Commitment Letter]

The provisions of this Commitment Letter are accepted and agreed to as of the date first written above:

SUNGARD DATA SYSTEMS INC.

By:	/s/ Michael Ruane
Name: Michael Ruane
Title: SR. VP. Finance

[Signature Page to Senior Commitment Letter]

Exhibit 10.3

EXECUTION COPY

AGREEMENT AND AMENDMENT (this “Agreement”) dated as of July 31, 2008 among SUNGARD FUNDING LLC, a Delaware limited liability company (the “Borrower”), SUNGARD FINANCING LLC, a Delaware limited liability company, FINANCIAL GUARANTY INSURANCE COMPANY, (the “Insurer”), JPMORGAN CHASE BANK, N.A. (the “Administrative Agent”), CITICORP NORTH AMERICA, INC. and DEUTSCHE BANK AG, NEW YORK BRANCH.

PRELIMINARY STATEMENT

Reference is made to the Insured Receivables Credit Agreement (the “Credit Agreement”) dated as of August 11, 2005, by and among the Borrower, the Administrative Agent, the Lenders and Funding Agents Party thereto, and the Insurer, as amended or modified from time to time. Capitalized terms used but not defined herein shall have the meanings set forth in the Credit Agreement.

ARTICLE I

AGREEMENTS

SECTION 1.01 Audit. The Borrower will permit representatives and independent contractors of the Administrative Agent, at any time after the date hereof, during normal business hours, to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers and independent public accountants, to the extent determined by and in the manner specified by the Administrative Agent in its reasonable discretion for the purposes of producing a report for use by the Committed Lenders (the “Audit”).

SECTION 1.02 Standstill Agreement. The Committed Lenders hereby covenant and agree that from the date of this Agreement until the earlier of (a) October 29, 2008 and (b) the later of (x) fourteen (14) days after the completion of the Audit, as determined by and satisfactory to the Administrative Agent in its reasonable discretion and (y) September 29, 2008 (such period, the “Standstill Period”), they shall not cause the Administrative Agent to return the Policy to the Insurer for cancellation as a result of the Insurer failing to maintain a long-term debt rating of BBB+ by Standard and Poor’s Rating Services or Baa1 by Moody’s Investor’s Service. The Borrower hereby acknowledges and agrees that the failure of the Administrative Agent or the Committed Lenders to assert any claim or demand or to enforce any right or remedy under the provisions of the Credit Agreement, the Policy or any Transaction Document, including the failure of the Committed Lenders to cause the Administrative Agent to return the Policy to the Insurer for cancellation as a result of the Insurer failing to maintain a long-term debt rating of BBB+ by Standard and Poor’s Rating Services or Baa1 by Moody’s Investor’s Service during the Standstill Period, shall not limit, impair, constitute a waiver

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of, or otherwise affect the rights and remedies of the Committed Lenders or the Administrative Agent under the Credit Agreement, the Policy or any Transaction Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement, the Policy or any Transaction Document, all of which, including the right of the Committed Lenders to cause the Administrative Agent to return the Policy to the Insurer for cancellation as a result of the Insurer failing to maintain a long-term debt rating of BBB+ by Standard and Poor’s Rating Services or Baa1 by Moody’s Investor’s Service after the end of the Standstill Period, are expressly ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle the Borrower to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement, the Policy or any Transaction Document in similar or different circumstances.

SECTION 1.03 Concerning the Insurer. The parties hereto hereby agree that (a) the execution and delivery of this Agreement by the Insurer is expressly conditioned upon, and this Agreement will not be effective until, (x) the payment on July 31, 2008 (1) to the Insurer, of its amendment fee of $500,000 in connection with the execution and delivery of this Agreement and related Policy endorsement, and (2) to Thacher Proffitt & Wood LLP, counsel to the Insurer, $20,000, in payment of its fees and expenses in connection with the execution and delivery of this Agreement and related Policy endorsement and (y) the execution and delivery, on July 31, 2008, of an endorsement to the Policy to the effect set forth in Subsection (b) of this Section 1.03, and (b) the obligation of the Insurer to pay the Guaranteed Interest Payment Amount (as defined in the Policy) under the Policy shall not include any amounts payable solely as a result of the inclusion of Section 3.08 of the Credit Agreement, as added or amended by this Agreement, or the provisos to the definitions of “Used Fee” and “Unused Fee” in the Amended and Restated Fee Letter, dated July 31, 2008, among JPMorgan Chase Bank, N.A., Citicorp North America, Inc., Deutsche Bank, Falcon Asset Securitization LLC, Charta, LLC, Nantucket Funding Corp. and SunGard Funding LLC.

ARTICLE II

AMENDMENTS

SECTION 2.01 Amendments. The Credit Agreement is hereby amended as follows:

(a) Article III of the Credit Agreement is hereby amended by inserting the following new Section 3.08:

“SECTION 3.08. Accounting Based Consolidation Event. If an Accounting Based Consolidation Event shall at any time occur then, upon demand by the Administrative Agent, the Borrower shall pay to the Administrative Agent,

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for the benefit of the relevant Affected Entity, such amounts as such Affected Entity reasonably determines will compensate or reimburse such Affected Entity for any resulting (i) fee, expense or increased cost charged to, incurred or otherwise suffered by such Affected Entity, (ii) reduction in the rate of return on such Affected Entity’s capital or reduction in the amount of any sum received or receivable by such Affected Entity or (iii) opportunity cost, internal capital charge or other imputed cost determined by such Affected Entity to be allocable to the Borrower or the transactions contemplated in any Transaction Document in connection therewith, in each case to the extent not otherwise reimbursable by the Borrower pursuant to Section 3.04(b). Amounts under this Section 3.08 may be demanded at any time without regard to the timing of issuance of any financial statement by the Borrower or by any Affected Entity. The Borrower shall pay to such Affected Entity such amounts within fifteen (15) days after receipt of such demand.”

(b) Section 3.06(b) of the Credit Agreement is hereby amended by deleting the first sentence thereof and replacing it with the following:

“With respect to any Lender’s claim for compensation under Section 3.01, 3.02, 3.03, 3.04 or 3.08, the Borrower shall not be required to compensate such Lender for any amount incurred more than one hundred and eighty (180) days prior to the date that such Lender notifies the Borrower of the event that gives rise to such claim; provided, however, that, if the circumstance giving rise to such claim is retroactive, then such 180-day period referred to above shall be extended to include the period of retroactive effect thereof.”

(c) Section 3.07 of the Credit Agreement is hereby amended by deleting the first sentence thereof and replacing it with the following:

“Amounts payable by the Borrower under Sections 3.01, 3.04, 3.05 and 3.08 are payable only to the extent that funds are available under Section 2.03(c)(vii).”

(d) Article XI of the Credit Agreement is hereby amended by inserting the following new Section 11.22:

“SECTION 11.22. Federal Reserve. Notwithstanding any other provision of this Agreement to the contrary, any Lender may at any time pledge or grant a security interest in all or any portion of its rights (including, without limitation, any Commitment and any rights to payment of interest, principal and other amounts) under this Agreement to secure obligations of such Lender to a Federal Reserve Bank, without notice to or consent of either the Borrower or the Agents or any other party hereto; provided that no such pledge or grant of a security interest shall release a Lender from any of its obligations hereunder, or substitute any such pledgee or grantee for such Lender as a party hereto.”

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(e) Annex A of the Credit Agreement is hereby amended by adding the following definitions in the appropriate alphabetical order:

“Accounting Based Consolidation Event” means the consolidation, for financial and/or regulatory accounting purposes, of all or any portion of the assets and liabilities of the Borrower that are subject to any Transaction Document with all or any portion of the assets and liabilities of an Affected Entity. An Accounting Based Consolidation Event shall be deemed to occur on the date any Affected Entity shall acknowledge in writing that any such consolidation of the assets and liabilities of the Borrower shall occur.

“Affected Entity” means (i) any Committed Lender, (ii) any insurance company, bank or other funding entity providing liquidity, credit enhancement or back-up purchase support or facilities to the Borrower, (iii) any agent, administrator or manager of the Borrower, or (iv) any bank holding company in respect of any of the foregoing.

“Audit” means the audit required to be performed pursuant to Section 1.01 of the Agreement and Amendment dated as of July 31, 2008 among the Borrower, SunGard Financing LLC, the Insurer, and the Committed Lenders.

“Step-Down Date” means October 29, 2008.

(f) Annex A of the Credit Agreement is hereby further amended by deleting the definition of the term “Applicable Rate” in its entirety and replacing it with the following (it being understood that the Applicable Rate as set forth below shall be effective for the period commencing on the Effective Date):

“Applicable Rate” means 0.00% with respect to CP Rate Loans, and 1.00% with respect to LIBO Rate Loans and Base Rate Loans.

(g) Annex A of the Credit Agreement is hereby further amended by deleting the definition of the term “Facility Limit” in its entirety and replacing it with the following:

“Facility Limit” means $450,000,000, as reduced from time to time pursuant to Section 2.04 of the Credit Agreement, or increased from time to time upon the request of the Borrower subject to the consents required pursuant to Section 11.01 of the Credit Agreement; provided, however, that from and after the Step-Down Date the Facility Limit shall be an amount notified in writing by the Administrative Agent (on behalf of the Committed Lenders) to the Borrower, which amount shall be necessary, as determined by the unanimous consent of the Committed Lenders in their sole discretion, for the SunGard Insured Receivables Facility to have an implied rating of A by S&P and A2 by Moody’s to the satisfaction of each Committed Lender, and which amount shall reflect the absence of funding availability for Receivables in respect of which the related services have not yet been performed; provided, further, however, that if the

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Committed Lenders are unable to unanimously agree on such amount prior to the Step-Down Date, the Facility Limit from and after the Step-Down Date shall be $200,000,000.

ARTICLE III

MISCELLANEOUS

SECTION 3.01 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile or other customary means of electronic transmission of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement.

SECTION 3.02 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 3.03 GOVERNING LAW. (a) THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PROVISIONS THEREOF OTHER THAN SECTION 5-1401 AND SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

(b) ANY LEGAL ACTION OR PROCEEDING ARISING UNDER THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO THIS AGREEMENT, OR THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK CITY OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF SUCH STATE, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY TO THIS AGREEMENT CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS. EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF THIS AGREEMENT OR OTHER DOCUMENT RELATED HERETO.

SECTION 3.04 WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION

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ARISING UNDER THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO THIS AGREEMENT, OR THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 3.04 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

SECTION 3.05 Effectiveness. This Agreement shall become effective on the date on which (a) the conditions set forth in Section 1.03(a) have been satisfied, (b) the Committed Lenders have received payment of all other fees due and payable, and (c) this Agreement shall have been executed and delivered by each of the Insurer, SunGard Funding LLC, SunGard Financing LLC and each of the Committed Lenders (such date, the “Effective Date”).

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SUNGARD FUNDING LLC

by: SUNGARD FINANCING LLC, its Member

/s/ Michael Ruane
Name: Michael Ruane Title: President, Treasurer and Asst. Secretary

SUNGARD FINANCING LLC
by	/s/ Michael Ruane
Name: Michael Ruane Title: President, Treasurer and Asst. Secretary

JPMORGAN CHASE BANK, N.A.
by	/s/ Stephanie Lis
Name: Stephanie Lis Title: Vice President

CITICORP NORTH AMERICA, INC.
by	/s/ Tom Sullivan
Name: Tom Sullivan Title: Vice President

DEUTSCHE BANK AG, New York Branch,
by	/s/ Michael Cheng
Name: Michael Cheng Title: Director

by	/s/ Sergey Moiseyenko
Name: Sergey Moiseyenko Title: Vice President

FINANCIAL GUARANTY INSURANCE COMPANY, as Insurer
by	/s/ Kenneth L. Degen
Name: Kenneth L. Degen Title: Sr. Managing Director

Exhibit 99.1

SunGard Announces Intention to Acquire GL TRADE for €41.70 per Share

Geneva, Switzerland & Paris, France - Aug 01, 2008 - SunGard (http://www.sungard.com) and GL TRADE today announced SunGard’s intention to acquire a majority stake in GL TRADE, a global financial software solutions company serving more than 1,600 customers.

SunGard has made a binding offer and entered into final discussions with GL TRADE’s main shareholders Euronext Paris S.A., Gagnières, and Messrs. Pierre Gatignol, Louis-Christophe Laurent and Frédéric Morin (together the “Main Shareholders”) to acquire a block of shares representing, directly and indirectly, 64.51% of GL TRADE’s share capital at a price of €41.70 per GL TRADE share. The price offered implies an equity value of €400.7 million for 100% of GL TRADE’s share capital (excluding the effect of stock options), and represents premiums of 53% and 24% to GL TRADE’s closing stock price on May 5, 2008 (last closing prior to rumors of a potential transaction, adjusted for the €1.30 dividend distribution on July 11, 2008) and July 31, 2008, respectively.

SunGard’s offer is structured as the acquisition of (i) 100% of Financière Montmartre S.A., a holding company 100%-owned by the Main Shareholders which holds 5,299,998 shares of GL TRADE, and (ii) 900,032 shares of GL TRADE directly held by the Main Shareholders.

GL TRADE will launch the information and consultation process of GL TRADE’s workers’ committee in relation to SunGard’s proposal pursuant to Article L. 2323-19 of the French Labor code. The Main Shareholders, should they accept SunGard’s offer, would execute the transaction documentation after completion of that process. The transaction would also be subject to clearance by the relevant competition authorities. Closing is expected during the fourth quarter of the year.

In accordance with the AMF General Regulation (“règlement général de l’AMF”) and immediately following completion of the transaction, SunGard intends to launch an all-cash tender offer under the simplified procedure (“offre publique d’achat, procédure simplifiée”) for the remainder of GL TRADE’s share capital at the same price of €41.70 per GL TRADE share. SunGard has arranged financing for the transaction.

SunGard and the Main Shareholders believe that the transaction would contribute to SunGard and GL TRADE’s global growth strategies and would benefit customers of both companies. The product fit is complementary, and GL

TRADE’s strengths particularly in trading solutions and market connectivity products in Europe and Asia would complement SunGard’s positions in North America in this space.

Pierre Gatignol, executive chairman of GL TRADE, commented: “NYSE Euronext has supported our strategy and been a fair partner for the last fifteen years. With the current consolidation of the exchange industry, GL TRADE would be better positioned to pursue its strategic objectives and serve its customers as part of SunGard, particularly given SunGard’s footprint in North America. This proposed project and the fair value of our work would reward 20 years of dedication to our clients”.

Harold Finders, division chief executive officer of SunGard’s Financial Systems business, said: “GL TRADE has great products and connectivity, a highly complementary geographic reach and an excellent international management team. GL TRADE plays a vital role in the trading and administration of securities globally, and the credit for that belongs to its employees. We look forward to working together.”

Lehman Brothers is acting as financial advisor to SunGard in this transaction along with Goldman Sachs, and Morgan Stanley is acting as financial advisor to the Main Shareholders.

About GL TRADE

GL TRADE delivers trading solutions that ensure its clients’ success. GL TRADE is a global financial software solutions company, operating in over 50 countries and serving 1,600 clients. GL TRADE is a leading provider of multi-asset front to back solutions, connectivity and information services. Headquartered in Paris and London, GL TRADE employs more than 1,400 people. GL TRADE is listed on Euronext Paris (ISIN FR 0000072084). Visit GL TRADE at www.gltrade.com.

About SunGard

With annual revenue of $5 billion, SunGard is a global leader in software and processing solutions for financial services, higher education and the public sector. SunGard also helps information-dependent enterprises of all types to ensure the continuity of their business. SunGard serves more than 25,000 customers in more than 50 countries, including the world’s 50 largest financial services companies. Visit SunGard at www.sungard.com.

Trademark Information: SunGard and the SunGard logo are trademarks or registered trademarks of SunGard Data Systems Inc. or its subsidiaries in the U.S. and other countries. All other trade names are trademarks or registered trademarks of their respective holders.

SunGard’s “Safe Harbor” Statement under Private Securities Litigation Reform Act of 1995: Statements in this release other than historical facts constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “would,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We may not be able to complete the proposed transaction on the terms summarized above or other acceptable terms, or at all, due to a number of factors, including the failure to obtain regulatory approvals. The factors that may affect our business or future financial results are discussed in our filings with the Securities and Exchange Commission, copies of which may be obtained from us without charge. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.